SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for the month of October, 2005

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

Enclosures:	1 Nokia press release dated October 31, 2005:
“ Friends and Foes Unite as X-Men™ Legends II: Rise of Apocalypse arrives in stores”
2 Nokia press release dated October 31, 2005:
“Nokia, EMI, Free Record Shop and Robert’s Coffee promote local download of mobile content”
3 Nokia press release dated October 31, 2005:
“CoolZone brings mobile content sales to retail”
4 Nokia press release dated October 31, 2005:
“Nokia announces world’s first commercial solution for managing DVB-H broadcast services”
5 Nokia press release dated October 28, 2005:
“Leading mobile wireless technology companies call on European Commission to investigate Qualcomm’s anti-competitive conduct”
6 Nokia press release dated October 27, 2005:
“Massachusettes Institute of Technology and Nokia establish joint laboratory for high-impact research”
7 Nokia press release dated October 27, 2005:
“Rifts®: Promise of Power™ enters a brave new world as the pen-and-paper RPG ships on the N-Gage platform
8 Nokia press release dated October 26, 2005:
“How Did You Celebrate International Pinball Week?”
9 Nokia press release dated October 26, 2005:
“Nokia launches OMA-compliant PoC and Presence at the Nokia Mobility Conference”
10 Nokia press release dated October 26, 2005:
“A new way to build 3G – Nokia launches new WCDMA base station”
11 Nokia press release dated October 26, 2005:
“Nokia bolsters its Services portfolio with 3 new solutions”
12 Nokia press release dated October 26, 2005:
“Nokia brings Bluetooth technology to a pair of new fold-style CDMA handsets”
13 Nokia press release dated October 26, 2005:
“Nokia introduces two CDMA handsets designed for new growth markets”
14 Nokia press release dated October 19, 2005:
“Oh L’Amour! Cultural contrasts, craft and ethnic influences insipre Nokia’s latest fashion collection”
15 Nokia press release dated October 18, 2005:
“Nokia WiMAX plans move forward with successful data call”
16 Nokia press release dated October 18, 2005:
“ ‘Pirates Ahoy!’ as High Seize arrives in stores
17 Nokia press release dated October 14, 2005:
“Nokia to publish third quarter results 2005 on October 20, 2005”
18 Nokia press release dated October 14, 2005:
“Exercises with stock options of Nokia Corporation”
19 Nokia press release dated October 13, 2005:
“Habbo Islands On The N-Gage Platform Offers Adventure Holiday To Habbo Hotel Guests”
20 Nokia press release dated October 13, 2005:
“Shadow-Born Poised To Push The Boundaries Of Mobile Gaming On The N-Gage platform”
21 Nokia press release dated October 13, 2005:
“Nokia and China Putian to set up 3G joint venture”
22 Nokia press release dated October 13, 2005:
“Purchase The Latest N-Gage Accessories Easily Through The New Nokia On-Line Store”
23 Nokia press release dated October 13, 2005:
“There’s only ONE ultimate fighter – exclusive beat-em up on the N-Gage platform arrives in stores”

24 Nokia press release dated October 12, 2005:
“New Nokia Family of Devices Targeted at the Business World”
25 Nokia press release dated October 12, 2005:
“Atari Masterpieces Volume 1 lives on the N-Gage platform”
26 Nokia press release dated October 12, 2005:
“Nokia and Tribeca Film Festival Screen 2005 Short Films Made by Festival Jury Members”
27 Nokia press release dated October 11, 2005:
“Nokia to support GSM technology on 450 MHz frequency band for mobile phones”
28 Nokia press release dated October 11, 2005:
“Nokia Introduces Carbide.c++, New Family of Development Tools for Symbian OS”
29 Nokia press release dated October 11, 2005:
“Nokia Expands Support for Advanced Smartphone Application Development Companies”
30 Nokia press release dated October 6, 2005:
“N-Gage Academy teaches mobile phones users to download and share games”
31 Nokia press release dated October 5, 2005:
“Nokia and Symantec to collaborate in enhancing security for smartphones”
32 Nokia press release dated October 5, 2005:
“Nokia and CTI Móvil sign expansion deal for GSM/EDGE networks in Argentina”
33 Nokia press release dated October 5, 2005:
“Nokia to trial Fixed Mobile Convergence solutions with Telemar Oi in Brazil”
34 Nokia press release dated October 4, 2005:
“Top photographers spearhead Nokia Nseries See New Competition”
35 Nokia press release dated October 3, 2005:
“Nokia mobilizes fixed operators with convergence solutions at Broadband World Forum 2005”
36 Nokia press release dated October 3, 2005:
“T-Mobile Hungary launches push to talk over GSM and 3G with Nokia solution”

PRESS RELEASE

October 31, 2005

Friends and Foes Unite as X-Men™ Legends II: Rise of Apocalypse arrives in stores

Espoo, Finland - Nokia today announced that it has shipped X-Men Legends II: Rise of Apocalypse, the sequel to the highly successful Activision title X-Men: Legends.  The all-new action role playing game (RPG) allows N-Gage gamers to create Super Hero dream teams featuring popular X-Men and classic Brotherhood villains as they unite for the first time ever to overcome the ultimate evil – Apocalypse - and prevent one of the most devastating attacks ever against mankind.

In X-Men Legends II: Rise of Apocalypse, players create, customize and control teams of four mutants from 16 all-time favorite X-Men and Brotherhood villains from the Marvel Universe. Players can switch between teammates wielding a variety of super powers and skills as they overcome obstacles, solve puzzles and defeat hordes of enemies including Lady Deathstrike and the notorious Four Horsemen of Apocalypse. If the mission is too much for one, N-Gage fans can recruit up to three friends for multiplayer adventures over Bluetooth and help unlock secret missions on N-Gage Arena.

Exclusive to N-Gage owners and X-Men fans alike, an exciting new trailer is now available for download at www.extranet.n-gage.com.  Fans can also log onto http://www.n-gage.com/enR1/games/gamedata/x_men_legends_II.htm for additional information about the 16 customizable characters, and access Bluetooth capabilities for single player or multiplayer modes and unlock secret missions via N-Gage Arena.

“Fans of the original version of X-Men: Legends on N-Gage will be able to continue their journey with additional customizable characters, an unprecedented arsenal of super powers, and fierce enemies for more than 25 hours of gameplay in the single player mode alone,” says Gregg Sauter, Director, Games Publishing, Nokia. “The Bluetooth and N-Gage Arena capabilities offer additional multiplayer modes that offer gamers the opportunity to show friends just what they are made of.”

About Activision

Headquartered in Santa Monica, California, Activision, Inc. is a leading worldwide developer, publisher and distributor of interactive entertainment and leisure products.  Founded in 1979, Activision posted net revenues of $1.4 billion for the fiscal year ended March 31, 2005.Activision maintains operations in the U.S., Canada, the United Kingdom, France, Germany, Italy, Japan, Australia, Scandinavia, Spain and the Netherlands.  More information about Activision and its products can be found on the company’s World Wide Web site, which is located at www.activision.com.

About N-Gage

The N-Gage game deck is an innovative mobile device that is creating an entirely new market for the games industry. Built for active gamers, the N-Gage platform is the first mobile and connected game deck to feature online high-quality 3D multiplayer game play over Bluetooth wireless technology and GPRS. The N-Gage device also offers unique online games services as well as a comprehensive and growing games catalogue from the leading game publishers. Nokia is the world leader in mobile communications. Nokia and N-Gage are trademarks or registered trademarks of Nokia Corporation.

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 45667

Emai: press.office@nokia.com

Nokia, Americas

Press Desk

Tel. +1 972 894 4573

E-mail: n-gage.media@nokia.com

Nokia, Asia Pacific

Communications

Tel. +65 6723 2323

E-mail: communications.apac@nokia.com

www.n-gage.com/press

www.nokia.com

Marvel, X-Men and all related character names and the distinctive likenesses thereof are trademarks of Marvel Characters, Inc. and are used with permission. Copyright © 2005 Marvel Characters, Inc. All rights reserved. www.marvel.com Super Hero(es) is a co-owned registered trademark. Activision is a registered trademark of Activision Publishing, Inc.

Copyright © 2005 Nokia. All rights reserved. Nokia and N-Gage are trademarks or registered trademarks of Nokia Corporation. Bluetooth is a registered trademark of Bluetooth SIG, Inc. Some features and services are dependent on the network, supported digital content formats, the compatibility of other devices and applications, and other factors. Please refer to the user guide for more detailed information.

PRESS RELEASE

October 31, 2005

Nokia, EMI, Free Record Shop and Robert’s Coffee promote local download of mobile content

Espoo, Finland –The consumers are now able to download the latest music and related content from EMI artists to their phones in selected Free Record Shop music stores and Robert’s Coffee cafés in Helsinki area, Finland. The service is called bFree.

The content download is made possible with Nokia Local Content Channel Solution, CoolZone, launched earlier today. CoolZone is a local delivery channel for any digital content and uses Bluetooth technology to distribute the content to the consumers’ phones in retail locations. The service is always customized according to the retailer’s or service provider’s own brand.

The bFree service offers the consumers not only music, ringtones, wallpapers and videos but also CD and video top 10 lists, and coupons to participating stores. Once music fans enter a participating store, they can download the bFree application to their phone, enabling them to browse available content. During the trial period, content downloads are free of charge, and closely linked to existing campaigns in the store.

“Rich digital content is widely available and requires an efficient distribution channel. Local mobility solutions create new types of business possibilities to individuals, location owners and enterprises. CoolZone is a Bluetooth technology based content distribution system available to any retailer or location owner who wants to offer or sell digital content to their customers, and thus enhance the in-store experience,” said Sakari Kotola, Director, Nokia Ventures Organization.

Doug Lucas, vice president of digital development and distribution for EMI Music in Europe said: “EMI wants to make sure that fans are provided with easy access to new music and the music of the artists they love in the most direct and effective way. This deal gives us a new and innovative means of doing that.”

“bFree helps us appeal to customers as number one entertainment shop chain where you can experience something new each visit. With bFree we can offer contemporary extra services and campaigns as well as digital content outside our internet shop. Together with Robert’s Coffee we create our customers the possibility to familiarize themselves with latest news of the music world in two different kinds of environment” said Elena Kataja, General Manager, Free Record Shop.

“One of the aspects of the service is using CoolZone to cross promote products to customers visiting Free Record Shop and Robert’s Coffee. We have similar customers segments and locations, which gives great possibilities for that. This also fits well with our new netcup concept which enables consumers to surf Internet when enjoying a cup of coffee in our coffee shops,” said Tomi Miininen, Managing Director, Robert’s Coffee.

The CoolZone solution consists of three elements: Nokia Local Content Channel Client software (Symbian for the Series 60 devices, Java for Nokia Series 40 and other manufacturers’ phones), Nokia Service Point LCP10 and Nokia Service Manager LCM10 management system. While the service is currently Bluetooth based, WLAN will be added in the near future, as more phones will offer WLAN capability.

CoolZone will be demonstrated at the Nokia Mobility Conference 2005 in Palau de Congressos de Catalunya, Barcelona, Spain during November 2-3, 2005 with content from EMI.

bFree is available in three Free Record Shop music stores and three Rober’s Coffee cafés in Helsinki area, Finland.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

About EMI Music

EMI is the world’s largest independent music company, operating directly in 50 countries. Its EMI Music division represents more than 1,000 artists spanning all musical tastes and genres. Its record labels include Angel, Astralwerks, Blue Note, Capitol, Capitol Nashville, EMI Classics, EMI CMG, EMI Records, EMI Televisa Music, Manhattan, Mute, Parlophone and Virgin.

About Free Record Shop

Free Record Shop is a number one entertainment retail chain selling music, movies and games. Free Record Shop is a Dutch based company operating in five countries in Northern Europe with more than 300 shops. Free Record Shop sells also a variety of digital products in its internet shops. FRS is known for being a front runner in entertainment retailing always looking for new possibilities and products to ensure customer satisfaction and interest.

About Robert’s Coffee

Robert’s Coffee is the biggest coffee shop chain in the Nordic Countries that has its own gourmet coffee roastery. The chain has coffee product process in its own hands - from coffee tree to the cup. The secret of the cup is the fresh roasted gourmet coffee. Robert’s Coffee was founded by Robert Paulig in Helsinki, Finland in 1987. Nowadays there is almost 50 coffee shops in Finland, Sweden, Estonia and in Denmark.

Media Enquiries:

Nokia Ventures Organization

Communications

Tel. +358 7180 36117

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

EMI

Amanda Conroy

Tel. +44 207 795 7529

Dylan Jones

Tel. +44 207 795 7335

www.emigroup.com

Free Record Shop Finland

Elena Kataja

Tel. +358 50 5343351

E-mail: elena.kataja@frs.fi

www.frs.fi

Robert’s Coffee

Tel. +358 9 347 8090

E-mail: robertscoffee@robertscoffee.com

www.robertscoffee.com

Editors Note:

Additional information for Nokia Local Content Channel Solution, CoolZone can be found from www.nokia.com/localcontent or www.nokia.com/coolzone

Additional information for consumers can also be found from http://coolzone.nokia.com

CoolZone logo is a trademark of Nokia Corporation.

Nokia Mobility Conference takes place on November 2 - 3, 2005 in Barcelona, Spain.

For more information, please visit:

www.nokia.com/nmc

PRESS RELEASE

October 31, 2005

CoolZone brings mobile content sales to retail

A new solution complements other digital content delivery channels with local relevancy

Espoo, Finland – Nokia today introduced the Nokia Local Content Channel Solution, CoolZone, that is a Bluetooth based end-to-end solution for distributing digital content to consumers’ phones in retail locations. Local mobility solutions create new types of business possibilities to individuals, location owners and enterprises. With CoolZone, retailers like music stores, phone shops and cinemas, can offer promotional or paid content, such as mobile games, wallpapers, videos and music, to consumers in their stores.

“For consumers, CoolZone is a new and easy way to get rich mobile content and information. Every time the consumer visits a store, which has CoolZone service, she or he can easily browse, preview and buy the latest content to his or her phone. When using the service for the first time, the consumer downloads a retailer branded application to the phone in the retail location based on instructions provided in the store. The payment for the downloaded content is done either over the counter using vouchers or using premium text messages,” said Sakari Kotola, Director, Nokia Ventures Organization. “CoolZone is a truly smooth content download tool for consumers.”

The service is always customized according to the retailer’s or service provider’s brand. In a way, it is a digital shelf in a physical store. The retailer can easily change both the design of the application and the content during special campaigns, and the consumers will automatically experience the new campaign the next time they use the service. But CoolZone is not just a tool to sell content and organize promotional campaigns. For the retailer, it is also an efficient tool for loyalty programs.

The Nokia Local Content Channel Solution, CoolZone is based on Bluetooth connection between a phone and a service point. The solution consists of client software for the phone (Symbian client for Series 60, Java for Nokia Series 40 and other manufacturers’ phones), a small multiradio Nokia Service Point LCP10 installed in each service location and the Nokia Service Manager LCM10 for centrally managing the service points and the content.  The solution enables the delivery of any content supported by the phones, including DRM protected content. While the service is currently Bluetooth based, WLAN will be one of expected additions in the near future, as more phones will offer WLAN capability.

The Nokia Local Content Channel Solution, CoolZone will be commercially available in the 1st quarter of 2006.  Nokia will optionally also provide the solution to retailers based on a hosting model where Nokia takes care of everything from content management to technical set-up.

CoolZone will be demonstrated at the Nokia Mobility Conference 2005 in Palau de Congressos de Catalunya, Barcelona, Spain, during November 2-3, 2005.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia Ventures Organization

Communications

Tel. +358 7180 36117

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

Editors Note:

Additional information for Nokia Local Content Channel Solution, CoolZone can be found from

www.nokia.com/localcontent or www.nokia.com/coolzone

Additional information for consumers can also be found from http://coolzone.nokia.com

CoolZone logo is a trademark of Nokia Corporation.

Nokia Mobility Conference takes place on November 2 - 3, 2005 in Barcelona, Spain.

For more information, please visit:

www.nokia.com/nmc

PRESS RELEASE

October 31, 2005

Nokia announces world’s first commercial solution for managing DVB-H broadcast services

Espoo, Finland - Nokia today announced the world’s first commercial service management solution for DVB-H services, the Nokia Mobile Broadcast Solution 3.0. The Nokia Mobile Broadcast Solution (MBS) 3.0 supports the broadcasting of different types of digital content such as live TV, radio and video clips over DVB-H networks to mobile devices. The key features of the MBS 3.0 include the Electronic Service Guide (ESG), a consumer interface in the mobile device for searching available services, setting alerts for upcoming programs and for the viewing selection. Additionally, the MBS 3.0 offers service protecion, flexible content pricing schemes and provides consumers with an easy way to purchase viewing rights.

The MBS 3.0 is based on open standards such as DVB-H. It fully implements the Open Air Interface (OAI) 1.0 implementation guidelines which Nokia published in August 2005 on www.nokia.com/mobiletv. The Open Air Interface specifies how mobile TV devices connect with the DVB-H network and the servers of the overall mobile TV service infrastructure. The OAI specification was published to enable multivendor interoperability in the mobile TV industry.

“Nokia has been an active participant in several mobile TV pilots over the past two years, during which the consumer response has been very encouraging. The feedback collected from mobile and broadcast network operators and media companies has proved invaluable, making it possible for Nokia to create this solution. By offering a safe, secure and future proof solution for managing mobile TV broadcasting, we are creating the momentum for the mobile TV market to take off during 2006,” said Richard Sharp, Vice President, Rich Media, Nokia.

The MBS 3.0 offers mobile broadcst service providers a single platform which can serve several content providers. At the same time, it offers content providers a protected distribution channel to mobile users. Broadcasters get flexibility in defining the geographical distribution coverage and service bundles consisting of free-to-air, subscription based and pay-per-view services as well as setting pricing schemes. The MBS 3.0 supports mobile service providers in offering broadcast related e-commerce and interctive services. Furthermore, the MBS 3.0 solution provides invoicing for prepaid cellular subscribers.

The Nokia Mobile Broadcast Solution 3.0 will be available in the first quarter of 2006. In 2006 Nokia will bring the first mobile TV device to the market with in-built DVB-H capabilities. The MBS 3.0 is the third implementation of a DVB-H service management solution which has been piloted globally already with several customers since 2003.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 45725

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

www.nokia.com/mobiletv

Nokia Mobility Conference takes place on November 2 - 3, 2005 in Barcelona, Spain.

For more information, please visit: www.nokia.com/nmc

PRESS RELEASE

October 28, 2005

Leading mobile wireless technology companies call on European Commission to investigate Qualcomm’s anti-competitive conduct

Broadcom, Ericsson, NEC, Nokia, Panasonic Mobile Communications and Texas Instruments have each filed Complaints to the European Commission requesting that it investigate and stop Qualcomm’s anti-competitive conduct in the licensing of essential patents for 3G mobile technology.

The companies state that Qualcomm is violating EU competition law and failing to meet the commitments Qualcomm made to international standard bodies around the world that it would license its technology on fair, reasonable and non-discriminatory terms.  Absent these commitments, the WCDMA 3G standard would not have been adopted.  Qualcomm is infringing these rules by:

•                  trying to exclude competing manufacturers of chipsets for mobile phones from the market and preventing others from entering. To this end, Qualcomm has committed a number of abuses, ranging from the refusal to licence essential patents to potential chipset competitors on fair, reasonable and non-discriminatory terms to offering lower royalty rates to handset customers who buy chipsets exclusively from Qualcomm.

•                  charging royalties for its WCDMA essential patents that are excessive and disproportionate; in particular by imposing the same royalty rate on WCDMA 3G handsets as it does for CDMA2000 3G handsets despite the fact that Qualcomm has contributed far less technology to the WCDMA 3G standard than it has to the CDMA2000 standard.

The companies believe that Qualcomm’s anti-competitive behaviour has harmful effects for the mobile telecommunications sector in Europe, as well as elsewhere, because carriers and consumers are facing higher prices and fewer choices.

Media Enquiries:

Brunswick

Joanna McDwyer

Tel: +44 20 7404 5959

Richard Jacques

Tel: +32 2 235 6511

Broadcom

Bill Blanning

Tel: +1 949 926 5555

Ericsson

Peter Olofsson

Tel: +46 8719 1880

NEC

Chris Shimizu

Tel: +44 20 8752 2794

Nokia, Americas

Tel: +1 202 887 0570

Nokia

Tel: +358 7180 34900

Panasonic

Brendon Gore

Tel: +44 20 8899 2217

Texas Instruments

Gail Chandler

Tel: +1 214 480 6808

Company Statements:

“Major telecommunications equipment companies on three continents are standing up and saying that Qualcomm’s business practices are unfair, anticompetitive and ultimately illegal. Qualcomm’s illegal practices stifle competition and ultimately hurt the consumer.”   David A. Dull, Senior Vice President, Business Affairs; General Counsel; and Secretary, Broadcom Corporation

“Qualcomm committed to standard setting organisations that it would license its technology on fair, reasonable and non-discriminatory terms. In spite of this and in breach of competition law, Qualcomm is charging excessive and disproportionate royalties. This means ultimately that consumers may have to pay more than they should for their mobile handsets.”

Kasim Alfalahi, Vice President IPR Licensing and Patents, Ericsson AB

“Qualcomm’s anti-competitive licensing practices and excessive royalties are restricting innovation and the development of 3G mobile telephony to the detriment of consumer choice.”

Botaro Hirosaki, Senior Vice President, NEC Corporation

“Intellectual property rights have an increasing role in business.  There are rules of law that apply to the licensing business, and patentees and other intellectual property rights owners cannot ignore them.”

Ilkka Rahnasto, Vice President, Intellectual Property Rights, Nokia Corporation

“Panasonic Mobile Communications believes that Qualcomm is charging excessive and disproportional royalty rates in breach of EU competition law and industry requirements to offer licenses for essential patents on fair, reasonable and non-discriminatory terms.”

Haruo Suzuki, Director,Member of the Board, Panasonic Mobile Communications Co. Ltd.

“Standards are established to guide the industry’s technology development and provide a healthy environment for innovation and competition.  We believe Qualcomm has abused its licensing position in certain standards and has inhibited legitimate competition.  If this conduct goes unchecked, the risk is that consumers in Europe and around the world will pay higher prices for mobile phones and services and have less access to innovative products.”

Joe Hubach, General Counsel, Texas Instruments Incorporated

PRESS RELEASE

October 27, 2005

Massachusetts Institute of Technology and Nokia establish joint laboratory for high-impact research

Cambridge, MA, USA and Espoo, Finland - The Massachusetts Institute of Technology Computer Science and Artificial Intelligence Laboratory (CSAIL) and Nokia Research Center today announced a research collaboration to advance the state of the art in mobile computing and communications technologies.

CSAIL and Nokia will establish a new research facility – the Nokia Research Center Cambridge – near the MIT campus, where researchers from MIT and Nokia will work closely together on a new vision for mobile computing.

“Information and communication technologies are becoming ever more critical in all aspects of our personal and professional lives,” said MIT President Susan Hockfield. “By carrying out long-term research in these fields, including novel uses of hand-held devices, MIT and Nokia will make new communication opportunities and services available for people around the globe.”

“For Nokia, this is a fresh approach to our research collaboration with universities,” said Dr. Bob Iannucci, head of Nokia Research Center. “Bringing together the collective expertise of MIT and Nokia in mobile computing and communications provides a vehicle for rapidly generating new concepts and bringing innovations to the marketplace on a large scale.”

The collaborative work of the Nokia Research Center Cambridge will center on a view of the future where small handheld devices such as mobile phones will become parts of an “ecosystem” of information, services, peripherals, sensors and other devices. Research will address new user interfaces that incorporate speech and other modalities, new mobile computing platforms – including low power hardware platforms and wireless communication, as well as new software architectures. Researchers will also address new ways of managing information: The use of Semantic Web technologies – an extension of the current Web developed in part at CSAIL and at the Nokia Research Center – will enable devices to more intuitively and automatically understand interconnected terms, information and services.

Approximately twenty researchers from MIT and twenty researchers from Nokia will participate in joint projects under the direction of a joint steering committee. Dr. James Hicks from Nokia Research Center has been named director of the Nokia Research Center Cambridge. Professor Arvind, Johnson Professor of Computer Science and Engineering, will be the program manager.

“This is a totally unique kind of collaboration for both MIT and Nokia,” said Professor Rodney Brooks, director of CSAIL.  “Unlike most university-industry alliances, where researchers work at their own pace – often at opposite ends of the globe – the joint laboratory with Nokia will bring a dynamic group of scientists into close physical proximity in an open, creative and dynamic environment.”

This new collaboration builds on the foundation of a strong relationship formed during past collaborations between MIT and Nokia. Most recently, Nokia was a founding partner in the MIT Oxygen Alliance, a major research project involving more than 150 researchers at CSAIL with the goal of creating a new breed computers devoted to serving people’s needs.

The Nokia Research Center Cambridge will be located in the Kendall Square area of Cambridge, Massachusetts, a five-minute walk from CSAIL’s main headquarters. It will begin operations on January 1, 2006. Five initial research projects have already been planned.

About MIT/CSAIL

The MIT Computer Science and Artificial Intelligence Laboratory (CSAIL) was formed on July 1st, 2003 by the merger of the Artificial Intelligence Laboratory (AI Lab) and the Laboratory for Computer Science (LCS).  It is an

interdepartmental laboratory that includes faculty from Electrical Engineering and Computer Science, Mathematics, Brain and Cognitive Science, Aeronautics and Astronautics, Ocean Engineering, Earth, Atmospheric and Planetary Sciences, the Biological Engineering Division and the Harvard-MIT Division of Health Sciences and Technology. CSAIL is also the home of the World Wide Web Consortium.  With more than 90 Principal Investigators and 800 members, CSAIL is the largest laboratory on the MIT campus.

The primary mission of CSAIL is research in many aspects of computation and artificial intelligence. It is organized into four broad research directorates: 1) Architecture, systems, and networks, 2) Theory, 3) Language, learning, vision, and graphics, and 4) Physical, biological, and computational systems.

Over the past four decades, members of CSAIL and its predecessors have been responsible for many of the innovations in computer science and information technology, including time sharing, public key encryption, bit-mapped displays, TCP/IP, personal workstations, Web standards, computer vision, speech, and robotics.  CSAIL members have distinguished themselves as members of the U.S. Academy of Sciences and Engineering (17), recipients of the MacArthur Foundation Genius Award (6), Turing Award (4), Japan Prize (2), and Millennium Technology Award.  Technology transfer from CSAIL is often accomplished through startups; some of them include Akamai, Cognex, iRobot, OpenMarket, RSA Data Security, Silicon Spice and SpeechWorks.

For more information about CSAIL, please visit http://www.csail.mit.edu

About Nokia Research Center

Interacting closely with all Nokia business groups, Nokia Research Center is responsible for the strategic and long-term research in Nokia. Nokia Research Center participates in the standardization work and various international R&D projects in cooperation with universities and research institutes. Looking beyond current product development, the Research Center drives Nokia’s renewal through long-term technology exploration. Nokia Research Center employs 1,200 people and has activities in Finland, USA, Germany, Hungary, China and Japan.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

Media Enquiries:

MIT/CSAIL

Patti Richards, MIT News Office

Tel: +1 617 253 8923

E-mail: prichards@mit.edu

Nokia Research Center

Communications

Riitta Mård

Mobile + 358 50 514 9718

Nokia, Americas

Communications

Tel: +1 914 368 0423

E-mail: communication.corp@nokia.com

PRESS RELEASE

October 27, 2005

Rifts®: Promise of Power™ enters a brave new world as the pen-and-paper RPG ships on the N-Gage platform

Espoo, Finland - Nokia today announced that it has shipped Rifts®: Promise of Power ™, heralding a new era in tactical role playing as this renowned pen-and-paper RPG meets video gamers for the first time.

Developed exclusively for the N-Gage platform, this adaptation of the Palladium Books® franchise combines the detail and imagination of the original with the accessibility of the video game world and is set to deliver Rifts: Promise of Power straight to the pockets of a brand new audience.

Rifts: Promise of Power allows players to explore the Rifts universe in real time as they venture through the post apocalyptic remains of Germany, North America, Scotland, China and Quebec. During their quests gamers will have the chance to engage in turn based combat against 50 + fearsome enemies using over 100 weapons, spells and psionics.

Fans of the pen and paper version will find their current RIFTS® Megaverse® has expanded with the introduction of a new character class. The Elemental Fusionist a group of rugged individuals who possess the elemental forces of earth, fire, air and water within their bodies’ leaving them perfectly placed to unleash these elemental forces against their foes.

Enjoy over 40 hours of gameplay on the single player version or for marathon playtime take on up to three players from anywhere in the world using Turn Notification over N-Gage Arena or for a more intimate challenge battle three of your friends over Bluetooth instead.

If you want to try before you buy – go to www.rifts-promiseofpower.com where the 6-hour demo featuring character creation, adventuring and party based combat is ready for download.

“We are privileged to be the first video game platform to feature Rifts: Promise of Power as part of our game catalogue.” says Gregg Sauter, Director of Games Publishing, Nokia. “The Rifts pen-and-paper franchise has already brought pleasure to millions of RPG fans and its presence on the N-Gage platform with its endless hours of multiplayer action can only serve to make the Rift brand even more popular.”

About N-Gage

The N-Gage game deck is an innovative mobile device that is creating an entirely new market for the games industry. Built for active gamers, the N-Gage platform is the first mobile and connected game deck to feature online high-quality 3D multiplayer game play over Bluetooth wireless technology and GPRS. The N-Gage device also offers unique online games services as well as a comprehensive and growing games catalogue from the leading game publishers. Nokia is the world leader in mobile communications.

Media Enquiries:

Nokia, Multimedia

Communications

Tel: +358 7180 45667

Nokia, Americas

Press Desk

Tel: +1 972 894 4573

E-mail: n-gage.media@nokia.com

Nokia, Asia Pacific

Communications

Tel: +65 6723 2323

E-mail: communications.apac@nokia.com

www.n-gage.com/press

www.nokia.com

For assets, go to: www.extranet.n-gage.com

RIFTS: Promise of Power © 2005 Palladium Books, Inc. All rights reserved. RIFTS, Promise of Power and character likenesses are trademarks or registered trademarks owned and licensed by Palladium Books, Inc.

Copyright © 2005 Nokia. All rights reserved. Nokia, N-Gage are trademarks or registered trademarks of Nokia Corporation. Bluetooth is a registered trademark of Bluetooth SIG, Inc. Some features and services are dependent on the network, supported digital content formats, the compatibility of other devices and applications, and other factors. Please refer to the user guide for more detailed information.

PRESS RELEASE

October 26, 2005

How Did You Celebrate International Pinball Week?

Mile High Pinball Takes the Classic Game Above and Beyond with New Trailer, Screenshots, and an Upcoming Demo

Espoo, Finland – How did you spend International Pinball Week? Well, the Mile High Pinball team here at Nokia was super busy putting the finishing touches on a brand new trailer, snatching some brand new exclusive screenshots, and working furiously on a demo you can download from the N-Gage Arena the week of November 7th.

Here’s your chancel to watch the brand new trailer with a sneak peek at fiendish robots and demonic gargoyles determined to flush your pinball down the drain. Terrified yet? The brand new screens for this exciting title feature many power-ups available in the game, including the never-before-seen wing ball, ghost ball, and feather ball.

Players can soon get a taste of Mile High Pinball with the release of a five-level demo of the game. Users can head over to Arena.n-gage.com the week of November 7th and once they log on, users can download the demo to play on their game deck.

Mile High Pinball takes the game far above its humble origins, with N-Gage Arena connectivity, customizable maps and multiplayer tournaments. Players soar above the traditional arcade experience with more than 80 stages, new power-up items and boss levels. The release of Mile High Pinball this fall will give players more of what they have been enjoying for the past 70 years, and put the fun in the palm of their hands!

Fans can find out more details about the development of Mile High Pinball by taking part in an interactive N-Gage Arena chat session with Mile High Pinball producer Steven Patterson and the game developers on Thursday, November 3, 2005 from 10:00 am to 11:00 am (Pacific Standard Time). Log onto http://forums.arena.n-gage.com and jump into the discussion!

More information about Mile High Pinball is available on the official website at www.MileHighPinball.com.

About N-Gage

The N-Gage game deck is an innovative mobile device that is creating an entirely new market for the games industry. Built for active gamers, the N-Gage platform is the first mobile and connected game deck to feature online high-quality 3D multiplayer gameplay over Bluetooth wireless technology and GPRS. The N-Gage device also offers unique online games services as well as a comprehensive and growing games catalogue from the leading game publishers. Nokia is the world leader in mobile communications. Nokia and N-Gage are trademarks or registered trademarks of Nokia Corporation.

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 45667

Nokia, Americas

Press Desk

Tel. +1 972 894 4573

E-mail: n-gage.media@nokia.com

Nokia, Asia Pacific

Communications

Tel. +65 6723 2323

E-mail: communications.apac@nokia.com

www.n-gage.com/press

www.nokia.com

For assets go to www.extranet.n-gage.com

Copyright © 2005 Nokia. All rights reserved. Nokia and N-Gage are trademarks or registered trademarks of Nokia Corporation. Bluetooth is a registered trademark of Bluetooth SIG, Inc.  Some features and services are dependent on the network, supported digital content formats, the compatibility of other devices and applications, and other factors. Please refer to the user guide for more detailed information.

PRESS RELEASE

October 26, 2005

Nokia launches OMA-compliant PoC and Presence at the Nokia Mobility Conference

Also demonstrates its Unified Core Network portfolio for fixed-mobile convergence

Espoo, Finland - At the Nokia Mobility Conference in Barcelona, Nokia will be highlighting its range of innovative Unified Core Network solutions for fixed-mobile convergence (FMC), as well as launching its OMA-compliant Push to talk over Cellular (PoC) and Presence solutions.

“Nokia is advancing strongly in the convergence space,” says Mika Vehviläinen, Senior Vice President and General Manager, Networks, Nokia.  “Nokia’s portfolio of core network products and solutions offers operators one of the best fixed-mobile convergence propositions in the business.  With a firm foundation in mobility and IP-based solutions as well as new offerings for Voice over IP and Unlicensed Mobile Access, our Unified Core Network is an ideal enabler for FMC.”

“Our track record in providing innovative core solutions such as push to talk and mobile softswitches is outstanding,” continues Vehviläinen.  “We are Number One in the 3GPP Release 4 mobile softswitch market with over 70 customers for our MSC Server system, which is already in live use in over 20 commercial networks.  Likewise, we have the largest share of the PoC market in GSM, supplying commercial PoC systems to 43 networks and trialling in more than 30 more.  We have an excellent range of products to build on, and the solutions we are introducing at Barcelona reinforce this commitment to give our customers the solutions that make the most of convergence.”

The new release 2.0 of Nokia’s PoC solution is available in Q1 2006.  It provides compliance with the OMA standard, which enables full interoperability with OMA-compliant terminals and networks from other vendors.  Release 2.0 also supports the Nokia List Management Server release 1.0, which allows subscribers to use a single list of contacts for multiple applications, such as PoC, Presence and Instant Messaging.

Likewise, the new version of the Nokia Presence Solution that Nokia is unveiling brings new functionality, such as greater interoperability and support for OMA-compliant PoC and the SIP/SIMPLE protocol.  The Nokia Presence Solution is a “horizontal enabler” for all IMS-based applications, making PoC and many other SIP-based services easier and more intuitive to use.  Support for PoC means that before making a PoC call, users can check whether the person they are calling is available and willing to communicate.

Nokia will also launch “Mobilizing Wireless Data”, which introduces data service continuity between cellular, wireless and wireline networks.  The heart of this solution is the Nokia Flexi Intelligent Service Node (ISN), enabling operators to manage and add value to the data traffic they transport.  For instance, it allows end-users to easily access and enjoy the same data services independent of the access method used.

Nokia is a leader in Fixed-Mobile Convergence (FMC) with trials ongoing with 10 operators, including Telecom Italia, France Telecom, TeliaSonera, Elisa, Saunalahti, and Telemar Oi.  The Nokia Unified Core Network, a key enabler of FMC, is being delivered and deployed in networks worldwide.  The Nokia IP Multimedia Subsystem (IMS) has been bought or is being trialed by over 30 operators, including TIM, Wataniya, Saunalahti, and Eurotel, and is in commercial use in TMN’s 3G network in Portugal.

Nokia is Number One in the 3GPP Release 4 mobile softswitch market.  There are over 70 customers for the Nokia MSC Server, over 20 of which are already in live commercial use.  Nokia is also leading the market in push to talk over cellular (PoC), with commercial contracts for 43 service offerings, as well as commercial PoC service in 19 networks and trials with well over 30 trials ongoing.  Since its launch at 3GSM this year, Nokia already has 9 references for its Flexi ISN.  Deployments of Nokia’s IP traffic analysis solution for online charging are also growing rapidly with over 40 deployments to date.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com.

Media Enquiries:

Nokia, Networks

Communications

Tel.  +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

Nokia Mobility Conference takes place on November 2 - 3, 2005 in Barcelona, Spain.

For more information, please visit:

www.nokia.com/nmc

PRESS RELEASE

October 26, 2005

A new way to build 3G – Nokia launches new WCDMA base station

Site costs dramatically cut with the modular Nokia Flexi WCDMA Base Station

Espoo, Finland - In anticipation of the Nokia Mobility Conference 2005, Nokia today launched the Nokia Flexi WCDMA Base Station. Based on a completely new platform, the high capacity Nokia Flexi WCDMA Base Station is an innovation enabling operators to make more efficient use of their base station sites than ever before, leading to site cost savings of up to 70 percent through reduced site construction work, quick base station installation and decreased power consumption.

The small and modular Nokia Flexi WCDMA Base Station makes site selection more flexible than before. Not only can it be installed both indoors and outdoors, but the Nokia Flexi WCDMA Base Station also supports a distributed base station architecture.

Nokia Flexi WCDMA Base Station allows for an easy technology evolution to multiradio networks, as its modules can also be fitted inside existing Nokia UltraSite EDGE Base Station cabinets. Currently, according to the Global mobile Suppliers Association (GSA), 55 operators are deploying both WCDMA and EDGE. Nokia supplies either or both technologies to over half of the commercially launched WCDMA/EDGE networks.

The Nokia Flexi WCDMA Base Station is also an investment for the future. It supports WCDMA and High Speed Packet Access (HSPA) technologies, and its modular architecture, compatible with Open Base Station Architecture Initiative (OBSAI) specifications, will later also allow operators to rapidly deploy new technologies, including WiMAX. Further flexibility comes from the easy capacity upgrades that Nokia Flexi WCDMA Base Station allows as traffic increases. The Nokia Flexi WCDMA Base Station will be available in the latter half of 2006.

“We believe that this open, modular base station offers all our customers a new and easier way to build 3G networks, now and in the future,” said Robin Lindahl, Vice President, Radio Networks, Nokia. “The small size and flexibility of the Nokia Flexi WCDMA Base Station will make a real difference to our customers’ operating and capital expenditure since existing and new sites can be used in a very efficient way. In addition, this new platform will make it easy for operators to deploy new radio technologies.”

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

Nokia Mobility Conference takes place on November 2 - 3, 2005 in Barcelona, Spain.

For more information, please visit:

www.nokia.com/nmc

PRESS RELEASE

October 26, 2005

Nokia bolsters its Services portfolio with 3 new solutions

Trio of tools for operators underlines Nokia’s commitment to its growing Services business

Espoo, Finland - Nokia today unveiled three new solutions as part of its ongoing drive to help operators enhance their service offerings, win and retain customers, and check costs in ever-toughening markets.

Nokia’s Service Level Management, Integrated Provisioning and Unified Device Management solution launches come ahead of the November 2-3 Nokia Mobility Conference in Barcelona, where top management from across the company will give Nokia’s view on convergence and how consumers and operators can tap into the growing trend.

“Operators increasingly need to differentiate their service offerings to keep customer satisfaction high and subscriber turnover low. These solutions allow them to do just that,” says Bosco Novak, Senior Vice President for Services, Networks, Nokia. He adds: “Convergence will mean greater technological challenges for operators, and here also our new solutions will make life easier for our customers.”

The Nokia Service Level Management Solution allows operators to set and monitor service levels with key customers to ensure that the agreed service quality will be met or exceeded. The solution gives operators visibility to their most important clients so that service quality remains high, increasing customer satisfaction and loyalty. Churn can be reduced and revenues increased.

The Nokia Integrated Provisioning Solution enables holistic service, subscription and device management, and also provides tools and processes ranging from product planning to fulfillment and customer service deployment. The solution enables cost-effective integration and co-operation in an increasingly complex IT environment for operators.

The Nokia Unified Device Management Solution lets operators serve their clients easily and cost-effectively, enabling over-the-air SIM card management as well as providing the tools to manage PDAs and smartphones for corporate clients. It allows operators to quickly deploy the latest services to their customers, a crucial advantage in today’s cutthroat business environment.

Nokia provides a full range of support and services to help operators differentiate and innovate their mobile offerings, with over 15 years of experience in working with customers to get the most out of their networks.

Nokia established its Services business unit in Networks at the start of 2005, and has since taken big strides that underline its commitment to this growing business. In August alone it announced a $125 million managed services and GSM/EDGE network expansion deal with India’s Bharti Tele-Ventures, and said it would establish a Global Networks Operation Center in India by the end of the year.

“Services is a growth area for the Networks business group, representing already today more than 30% of its revenues (including support software), and we expect to see important developments especially in the areas of Managed Services, Systems Integration and Service Management,” Bosco Novak adds.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. + 358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

Nokia Mobility Conference takes place on November 2 - 3, 2005 in Barcelona, Spain.

For more information, please visit:

www.nokia.com/nmc

PRESS RELEASE

October 26, 2005

Nokia brings Bluetooth technology to a pair of new fold-style CDMA handsets

New mid-tier Nokia 2855 and 6165 phones combine today’s most wanted features with a stylish fold design

Florianopolis, Brazil – Addressing the needs of customers seeking a compact, stylish CDMA handset with Bluetooth technology, Nokia today introduced the mid-range Nokia 2855 and 6165 phones. Each weighing under 4 ounces, both the Nokia 2855 and Nokia 6165 phones are compatible with a wide range of popular Bluetooth technology enabled accessories such as wireless headsets and car kits as well as other Bluetooth technology enabled devices including laptop PC’s and even new automobiles. Besides Bluetooth technology, both the Nokia 2855 and 6165 phones feature support for downloadable Java or BREW applications, streaming audio and video content and customizable MIDI ringtones. Both the Nokia 2855 and 6165 phones are expected to be available during the first half of 2006.

“With the Nokia 2855 and 6165 phones, Nokia is filling a gap for Bluetooth technology enabled CDMA handsets at a mid range price point,” said Larry Paulson, vice president of product marketing for Nokia’s CDMA business group. “Along with the Bluetooth technology, consumers will be attracted by the hallmark Nokia design and will appreciate the ease of use delivered by the signature Nokia user interface, while operators will be drawn by the ability to deliver value-added services like applications, messaging and ringtones.”

Nokia 2855 phone

Featuring a bold color palette including metallic-finish indigo or cabernet, the Nokia 2855 phone is Nokia’s most affordable Bluetooth technology enabled CDMA handset. The large 128 x 160 pixel 262K color main display is perfect for viewing MMS messages and enjoying the customizable themes that make the Nokia 2855 phone unique for each owner. For maximum productivity on the go, the Nokia 2855 phone features an extensive phonebook with room for up to 500 entries – each allowing for 5 phone numbers, e-mail address, web address and a notes field per entry. Additional features of the Nokia 2855 phone include:

• Integrated handsfree speakerphone

• Voice memo recorder and voice dialing

• High-fidelity MP3/AAC ringtone support

Nokia 6165 phone

The Nokia 6165 phone shares the strong feature set of the Nokia 2855 phone, and builds upon it by adding a full one-megapixel camera with flash and built-in infrared technology to provide support for all major types of connectivity – Bluetooth, USB cable, and infrared. Support for location-based services allow the Nokia 6165 phone to take advantage of mobile applications that take advantage of positioning information for accessing information on nearby points of interest, directions and more. Other unique features of the Nokia 6165 phone include:

• Support for capturing, sending and viewing video

• Classic design with bright chrome accents

• Streaming video

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

Media Enquiries:

Nokia, Americas

Press Desk

Tel. +1 972 894 4573

Email: communication.corp@nokia.com

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

PRESS RELEASE

October 26, 2005

Nokia introduces two CDMA handsets designed for new growth markets

Nokia 1255 monoblock and Nokia 2355 fold-style phones combine a modern, compact design with an attractive price point

Florianopolis, Brazil – Reaffirming its commitment to providing high-quality devices for new growth markets, Nokia today introduced a pair of CDMA handsets designed expressly for these fast-growing regions. Both the classically styled monoblock Nokia 1255 phone and the expressively designed fold-style Nokia 2355 phone boast strong feature sets not usually found at their entry-level price point. Both the Nokia 1255 and Nokia 2355 phones are expected to be available during the 1st quarter of 2006.

“Nokia has built a strong relationship with CDMA operators in new growth markets around the world, and we are pleased to be adding two more handsets to our lineup that will meet the unique needs of their customer bases,” said Timo Ihamuotila, senior vice president of Nokia’s CDMA business unit. “Even while meeting the value needs of consumers in these new growth markets, the Nokia 2355 and Nokia 1255 phones still deliver a wide range of features designed to enhance the mobile experience.”

Nokia 1255 phone: A classic value

The value-priced Nokia 1255 phone packs an extra-large feature set into an extra-small package. The 80-gram phone offers productivity tools such as a two-way handsfree speakerphone, voice recorder and a calendar with an alarm clock. Other fun features include two built-in games, 20 ringtones and a selection of user-selectable screen savers. In recognition of the need to stay in touch while minimizing downtime, the Nokia 1225 phone delivers up to four hours of talk time and up to 10 days of standby time. A partial list of additional features includes:

• 250 contact phonebook

• Text messaging

• Stopwatch and countdown timer

• Internal vibrating alert

• Easy-to-use Nokia user interface

Nokia 2355 phone: Low cost, high impact

Following the Nokia tradition of delivering high-impact products to all market segments, the new Nokia 2355 phone delivers an ultra-compact, color screen 78-gram fold-style phone to the entry-level market. The 128 x 128 pixel 65K color screen, built-in FM radio and integrated flashlight allow the Nokia 2355 phone to deliver a unique set of features to owners, while the ability to download BREW 1.2 or Java MIDP 1.0 content, such as ringtones, games and screensavers, offers value-added services that meet the needs of both consumers and operators. Other selected features of the Nokia 2355 phone include:

• Text and multimedia messaging

• Integrated speakerphone

• WAP 2.0 compliant browser

• 16-chord polyphonic ringtones

• Calendar with alarm clock

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

Media Enquiries:

Nokia, Americas

Press Desk

Tel. +1 972 894 4573

Email: communication.corp@nokia.com

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

PRESS RELEASE

October 19, 2005

Oh L’Amour! Cultural contrasts, craft and ethnic influences inspire Nokia’s latest fashion collection

Natural materials, fusion of colors and patterns define the L’Amour Collection

Hong Kong, China / Florence, Italy / New York, NY, USA - Continuing to push the boundaries of mobile phone design, Nokia has introduced a collection of three trend-inspired mobile phones, the Nokia 7360, Nokia 7370 and Nokia 7380. Each model in the L’Amour Collection offers a beautiful mix of contrasts  -  infusing cultural and ethnic influences with luxurious touches of the unexpected.  Hints of vintage and craftsmanship, are fused with natural materials, colors and patterns, all carefully crafted and layered with a passion for detail.

“For many consumers, the mobile phone has truly become an extension of their personal style – it is a fashion statement as well as an advanced communications device,” says Alastair Curtis, Vice President of Design at Nokia’s Mobile Phones division. “Every detail of these products, from the nature-inspired graphics to the velvet-lined pouches, has been carefully considered with the style-conscious individual in mind.  We are very confident that consumers who appreciate design and attention to detail will fall in love with the L’Amour Collection.”

In the design and development of the L’Amour Collection, Nokia’s Design team looked to materials such as amber, ceramic, turquoise, silk and enamel for inspiration. Craft techniques, such as enamelling and etching, added a creative spark to the graphics, materials, finishes and colors selected for each model in the collection.

Nokia 7380: A reflection of discerning taste

Sleek and seductive, the etched mirrored surface and discreet keyless dial of the

Nokia 7380 invites glances, even stares. A leather cover and a mirrored display subtly mask the sophisticated technology, which includes a 2-megapixel camera and intuitive voice dialing. The centrepiece of the L’Amour Collection, the Nokia 7380 is aimed at trend-setting men and women who enjoy being the centre of attention – and are willing to spend a little extra on the finer things in life.

Key features:

• Keyless dial

• 2-megapixel camera, 4x zoom

• Enhanced Voice Commands

• MP3 player

The estimated retail price of the Nokia 7380 is expected to be approximately €500, excluding taxes and subsidies. The Nokia 7380 is expected to be available in Q1, 2006.

Nokia 7370: Designed to make heads ‘turn’

Offering a touch of the unexpected, the Nokia 7370 “swivels” open to reveal its elegantly hidden keypad. Beautiful patterns, etched into the elegant metal trims, are contrasted by leather-inspired faceplates, adding a romantic appeal and an element of the exotic. But it’s not just about looks – advanced features, like a 1.3-megapixel camera and 3D sound effects, ensure the Nokia 7370 matches current technology with the latest design trends.

The Nokia 7370 is available in two color schemes, coffee brown and warm amber, with each model offering a distinct set of graphics, screensavers and even dedicated camera keys.

Key features:

• 1.3 megapixel camera, 8x zoom

• 2-inch QVGA color screen (320 x 240 pixels)

• Stereo speakers with 3D sound effects

• Video ring tones

The estimated retail price of the Nokia 7370 is expected to be approximately €300, excluding taxes and subsidies. The Nokia 7370 is expected to be available in Q1, 2006.

Nokia 7360: Charming, graceful and compact

Materials, graphics and color palette ensure this charming mobile phone stands out in a crowd. Trend-conscious men and women will appreciate the Nokia 7360’s mixture of patterns and textures, which are perfectly complemented by elegant accessories, including straps and carrying pouches.

The Nokia 7360 is also available in the two signature L’Amour Collection color schemes, coffee brown and warm amber. Each model has a distinct set of graphics, screensavers and accessories.

Key features:

• Integrated VGA camera

• Stereo FM radio

• MP3 ring tones

The estimated retail price of the Nokia 7360 is expected to be approximately €200, excluding taxes and subsidies. The Nokia 7360 is expected to be available in Q1, 2006.

The Nokia 7360, Nokia 7370 and Nokia 7380 will meet the requirements of the upcoming EU environmental legislation (RoHS, 2002/95/EC). The legislation will take effect in July 2006.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com.

Media Enquiries:

Nokia, Mobile Phones

Communications

Tel. +358 7180 45748

Nokia

Communications

Tel. +358 7180 34900

Editors Note:

• Images and technical specifications of the Nokia 7360, Nokia 7370 and Nokia 7380 can be downloaded from www.nokia.com/press/lamour.

Services and some features may be dependent on the network and/or SIM card as well as on the compatibility of the devices used and the content formats supported.

PRESS RELEASE

October 18, 2005

Nokia WiMAX plans move forward with successful data call

Important step taken for mobile WiMAX development work

Espoo, Finland - Nokia announced today that its Networks business group has completed a data call as part of its WiMAX (802.16e) development program.

The error free call was made between computing and baseband modules at Nokia’s research and development facility in Germany according to Nokia’s WiMAX development timetable, and was conducted on a high-speed pre-product test platform. Nokia will be expanding to WiMAX trials during 2006.

“This is an important step in our WiMAX development work, and we are very encouraged by the results,” said Markku Hollström, General Manager, Broadband Wireless business program, Networks, Nokia.

The WiMAX e-version will offer nomadic and portable mobility, providing fast data connections for consumers and business users. Nokia sees the WiMAX e-version as a complement to 3GPP technology, or deployed as a stand-alone data network.

Nokia is a member of the WiMAX forum, an industry-led non-profit corporation formed to promote and certify the compatibility and interoperability of broadband wireless products. WiMAX, which stands for Worldwide Interoperability for Microwave Access, is a standards-based wireless technology that provides high-throughput broadband connections over long distances. WiMAX can be used for a number of applications, including “last mile” broadband connections, hotspots and high-speed enterprise connectivity for business. The WiMAX IEEE 802.16e version is expected to be standardized later this year.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

October 18, 2005

‘Pirates Ahoy!’ as High Seize arrives in stores

Espoo, Finland - Nokia today announced that it has shipped High Seize, the latest game from Red Lynx - creators of the highly successful Pathway to Glory franchise.

Combining beautiful in-game artwork and stunning sun-kissed graphics with simple but engrossing game play, High Seize puts you at the helm as you cruise the Caribbean in a race to save your father from the grasp of a ruthless pirate captain.

With classic strategy game play, gamers sail from island to island to do turn-based battle with pirates on land and sea. Thanks to the huge variety of units, resources and terrains they can expect an almost endless combination of offensive and defensive strategies.

Take on up to three friends using Hot Seat or Bluetooth connectivity, or choose to play against others from anywhere in the world via the N-Gage Arena. Using the built-in messaging system you can trade insults with the lily-livered seadogs as you strive to defeat all those that appear on your horizon.

“What makes this game so great is that while you can really immerse yourself in it, it’s still accessible enough for anyone to enjoy.” says Gregg Sauter, Director, Games Publishing, Nokia. He continued, saying “What we’re most excited about is the way that this title ushers in the concept of ‘bus stop’ gaming: A title you can play for as little or as long as you like to get your gaming fix, and then put things on hold until next time.”

About N-Gage

The N-Gage game deck is an innovative mobile device that is creating an entirely new market for the games industry. Built for active gamers, the N-Gage platform is the first mobile and connected game deck to feature online high-quality 3D multiplayer game play over Bluetooth wireless technology and GPRS. The N-Gage device also offers unique online games services as well as a comprehensive and growing games catalogue from the leading game publishers. Nokia is the world leader in mobile communications. Nokia and N-Gage are trademarks or registered trademarks of Nokia Corporation.

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 45667

Nokia, Americas

Press Desk

Tel. +1 972 894 4573

E-mail: n-gage.media@nokia.com

Nokia, Asia Pacific

Communications

Tel. +65 6723 2323

E-mail: communications.apac@nokia.com

www.n-gage.com/press

www.nokia.com

For assets, go to: www.extranet.n-gage.com

Copyright © 2005 Nokia. All rights reserved. Nokia, N-Gage, Pathway to Glory and High Seize are trademarks or registered trademarks of Nokia Corporation. Bluetooth is a registered trademark of Bluetooth SIG, Inc. Some features and services are dependent on the network, supported digital content formats, the compatibility of other devices and applications, and other factors. Please refer to the user guide for more detailed information.

PRESS RELEASE

October 14, 2005

Nokia to publish third quarter results 2005 on October 20, 2005

Nokia will publish its third quarter financial results on Thursday, October 20, 2005, at approximately 1 pm Helsinki time (CET +1). The press release will be available on the Nokia website immediately after publication.

Nokia’s investor conference call will begin at 3 pm Helsinki time. A live webcast of the conference call will be available at www.nokia.com/investor. Media representatives wishing to listen in, may call +1 706 634 5012.

Media Enquiries:

Nokia

Communications

Tel: +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

stock exchange announcement

October 14, 2005

Exercises with stock options of Nokia Corporation

Espoo, Finland - A total of 13,045 shares of Nokia Corporation (“Nokia”) were subscribed for based on Nokia’s 2003 employee stock option plan. This resulted in an increase of EUR 782.70 in Nokia’s share capital and an increase of EUR 153,017.85 in shareholders equity. The new shares carry full shareholder rights as from the registration date, October 14, 2005. The shares are admitted to public trading on the Helsinki Exchanges as of the same date together with the old Nokia share class (NOK1V).

As a result of the increase, the share capital of Nokia is currently EUR 266,027,198.04 and the total number of shares is 4,433,786,634 including the shares that are held by the company.

Media enquiries:

Nokia

Communications

Tel: +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

October 31, 2005

Habbo Islands On The N-Gage Platform Offers Adventure Holiday To Habbo Hotel Guests

Barcelona, Spain – Nokia and Sulake, a Finnish interactive entertainment company and creator of the famous Habbo Hotel, today announced Habbo Islands, the first mobile game created to connect to the Habbo Hotel community. Habbo Islands offers an exotic, fun-filled adventure vacation to both existing Habbo Hotel users as well as people experiencing Habbo for the first time.

Habbo Islands, situated in a peculiar small world of its own on the southern hemisphere in the Habbo World, combines adventure, simulation, management and socializing in a unique way. Habbo Islands, a new part of the Habbo experience, is a single player adventure world where players can visit in dynamic environments and exciting adventures. During the island vacation, players will be able to connect with friends in Habbo Hotel via Habbo Console.

Twenty adventures, ranging from building a zoo and saving the Blue Faced Pandas to having a rodeo competition, take place in four different environments, such as the pirate lagoon and the beach party island. Players can meet amazing animals like the Slightly Insane Koala, Micro Elephant, Walking Mega Plant, and the Cropped Zebra-Giraffe.

“Habbo Islands is another example of how Nokia is widening its title portfolio into new, innovative and exciting areas. Habbo Hotel is an extremely successful on-line community and therefore we believe this collaboration will attract new fans to the N-Gage platform”, said Gregg Sauter, Director, Games Publishing, Nokia.

“We are very excited to extend the Habbo community to a new kind of platform, offering a new Habbo experience for both our existing users as well as totally new audiences. On Habbo Islands players can experience unique and fun adventures on the go, and at the same time keep in touch with their Habbo Hotel friends,” said Sampo Karjalainen, Chief Creative Officer and Founder, Sulake.

Habbo Islands, exclusive to N-Gage platform, is expected to be available for consumers during the second half of 2006.

About Sulake

Sulake is an interactive entertainment company, specialized in developing, publishing and distributing multiplayer online communities and games, like Habbo Hotel. Established in 2000, it has more than doubled its annual revenues each year and this growth is expected to continue during 2005. Sulake has localized Habbo Hotel communities in 16 countries on four continents: North America, Europe, Asia and Australia. To date, over 35 million Habbo characters have been created, with over 4 million unique users visiting Habbo Hotel each month.

The biggest Habbo Hotel, the American www.habbohotel.com, was launched on September 2004 already attracts 1,3 million unique users per month. Currently Sulake has more than 215 employees worldwide.

About N-Gage

The N-Gage game deck is an innovative mobile device that is creating an entirely new market for the games industry. Built for active gamers, the N-Gage platform is the first mobile and connected game deck to feature online high-quality 3D multiplayer gameplay over Bluetooth wireless technology and GPRS. The N-Gage device also offers unique online games services as well as a comprehensive and growing games catalogue from the leading game publishers. Nokia is the world leader in mobile communications. Nokia and N-Gage are trademarks or registered trademarks of Nokia Corporation.

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 45667

Nokia, Americas

Press Desk

Tel. +1 972 894 4573

E-mail: n-gage.media@nokia.com

Nokia, Asia Pacific

Communications

Tel. +65 6723 2323

E-mail: communications.apac@nokia.com

Sulake:

www.sulake.com

www.habbohotel.com

www.n-gage.com/press

www.nokia.com

For assets go to www.extranet.n-gage.com

Copyright © 2005 Nokia. All rights reserved. Nokia and N-Gage are trademarks or registered trademarks of Nokia Corporation. Some features and services are dependent on the network, supported digital content formats, the compatibility of other devices and applications, and other factors. Please refer to the user guide for more detailed information.

PRESS RELEASE

October 13, 2005

Shadow-Born Poised To Push The Boundaries Of Mobile Gaming On The N-Gage platform

Barcelona, Spain - Nokia today announced Shadow-Born for the N-Gage platform. Developed by Backbone Entertainment, Shadow-Born is set to change the way gamers use their mobile phones for gaming by integrating smartphone functionalities into the game.  Imagine a game where characters leave text messages, schedule calendar appointments or set alarms in your smartphone. Shadow-Born promises a genuinely immersive and interactive experience, taking game play to a new level of involvement.

“We are really pushing the envelope with this game,” says Gregg Sauter, Director, Games Publishing, Nokia. “Whether it’s the smartphone functions such as text messaging or your to-do list, or the very fact that your mobile phone is with you wherever you go. No other platform could offer this type of gaming experience.”

As a Shadow-Born, you are gifted with the rare ability to see the dark truth of the world. It is a world where supernatural beings from your dreams and nightmares surround you, and where vampires control corporations and werewolf gangs roam the streets at night. Shadow-Born offers a rich storyline and is set in the hidden realms within the urban cityscape.

About N-Gage

The N-Gage game deck is an innovative mobile device that is creating an entirely new market for the games industry. Built for active gamers, the N-Gage platform is the first mobile and connected game deck to feature online high-quality 3D multiplayer game play over Bluetooth wireless technology and GPRS. The N-Gage device also offers unique online games services as well as a comprehensive and growing games catalogue from the leading game publishers. Nokia is the world leader in mobile communications. Nokia and N-Gage are trademarks or registered trademarks of Nokia Corporation.

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 45667

Nokia, Americas

Press Desk

Tel. +1 972 894 4573

E-mail: n-gage.media@nokia.com

Nokia, Asia Pacific

Communications

Tel. +65 6723 2323

E-mail: communications.apac@nokia.com

www.n-gage.com/press

www.nokia.com

Copyright © 2005 Nokia. All rights reserved. Nokia and N-Gage are trademarks or registered trademarks of Nokia Corporation. Bluetooth is a registered trademark of Bluetooth SIG, Inc. Some features and services are dependent on the network, supported digital content formats, the compatibility of other devices and applications, and other factors. Please refer to the user guide for more detailed information.

PRESS RELEASE

October 13, 2005

Nokia and China Putian to set up 3G joint venture

Beijing, China - Nokia and China Putian today signed an agreement to set up a joint venture to focus on R&D, manufacturing and sales of 3G network solutions for TD-SCDMA and WCDMA technologies. Through this joint venture the two companies will provide 3G products and solutions to their customers.

The joint venture will be located in Wuhan, the capital city of China’s Hubei Province. It will focus on network solutions for the 3G standards TD-SCDMA and WCDMA, as well as providing network construction and optimization services.

The total investment in the joint venture is 900 million RMB (approximately 90 million euros). China Putian and Nokia will have 51% and 49% shares respectively in the joint venture. Products of the joint venture will be marketed under the Potevio brand held by China Putian. The joint venture will launch TD-SCDMA and WCDMA systems in 2006. Nokia will continue to sell WCDMA systems under its own brand both globally and in China.

China Putian and Nokia have cooperated in GSM technology for over ten years. The new joint venture will further strengthen this partnership and enhance both companies’ capabilities to provide services and solutions to their customers.

“China Putian has actively participated in the R&D and industrialization of TD-SCDMA technology and was among the first companies to pass the TD-SCDMA field trials, organized by the Chinese Ministry of Information Industry, with excellent performance”, said Xing Wei, Chairman and CEO of China Putian.  She continued, “We are happy to extend our cooperation with Nokia, which has such strong competence in WCDMA, and are confident that the new joint venture will be successful”.

“The widened cooperation between China Putian and Nokia will contribute greatly to the 3G industry development in China.  It shows Nokia’s concrete commitment to TD-SCDMA technology”, said Simon Beresford-Wylie, Executive Vice President and General Manager, Networks, Nokia.

About China Putian

China Putian Co., Ltd. (China Putian in short) is an equipment manufacturer and service provider focused on telecommunication industry. It provides complete communication networks core products and solutions. It is one of the initiators of Chinese TD-SCDMA Industrial Alliance. It was established on July 23, 2003 in Beijing with a registered capital of RMB 1.9 billion Yuan.

China Putian has set important industrial manufacture bases in Yangtze River Delta, Zhujiang River Delta, Jingjinji Economic Cycle and Middle West region of China. It owns 6 listed companies, 4 postdoctoral laboratories, and over 5000 R&D staff. China Putian owns the international bidding agent qualification awarded by the Ministry of Commerce. Its product and service have been sold to dozens of countries and regions. Meanwhile, it also undertakes international communication engineering projects and provides system solutions.

For further information about CHINA PUTIAN, please visit www.china-putian.com

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. + 358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

October 13, 2005

Purchase The Latest N-Gage Accessories Easily Through The New Nokia On-Line Store

Barcelona, Spain – Nokia today opened an on-line store enabling consumers to purchase the latest N-Gage accessories easily. Consumers in the UK, Germany, Italy, Spain and France can buy N-Gage accessories directly from Nokia at www.n-gage.com/store.

“We want to provide easy consumer access to the new N-Gage accessory portfolio through the online store. The accessories expand the functionality and usability of the N-Gage QD game deck, and combine attractive price points with a distinctive N-Gage accessory design,” said Jukka Hosio, Director, Global Sales, Games Business Program, Nokia.

The new portfolio of N-Gage accessories complements both the gaming and smartphone functionality of the N-Gage QD game deck. With the N-Gage QD MMC Expander gamers can switch easily between two of their favorite games. The N-Gage Wireless Dual Headset can be used on one or both ears and provides consumers with a high quality wireless experience over Bluetooth connectivity. Sharing the gaming audio with friends is easy with the N-Gage QD Snap-on Speaker.

Other stylish accessories include N-Gage QD Dual Headset, a comfortable headset with volume control, N-Gage QD Carrying Case that protects the game deck while on the move, N-Gage Aluminum Game Card Case and N-Gage Game Card Case to carry and organize game cards in style, and N-Gage Key Strap, a multifunctional carrying strap.

For new N-Gage fans, Nokia offers the N-Gage Starter Kit - a combination of the N-Gage QD Carrying Case, N-Gage Aluminium Game Card Case and N-Gage Key Strap.

In addition to the online store the N-Gage accessories are available through Nokia and GN Mobile sales and distribution network. GN Mobile is widely known for its Jabra branded products. For more information about the N-Gage accessories and the online store go to www.n-gage.com/store.

About GN Mobile

GN Mobile is the world’s largest producer of mobile Bluetooth headsets and a division of GN Store Nord headquartered in Copenhagen, Denmark. GN Mobile’s business activities include both their own brand of products and GN’s original equipment manufacturing (OEM) business. www.gn.com

About N-Gage

The N-Gage game deck is an innovative mobile device that is creating an entirely new market for the games industry. Built for active gamers, the N-Gage platform is the first mobile and connected game deck to feature online high-quality 3D multiplayer game play over Bluetooth wireless technology and GPRS. The N-Gage device also offers unique online games services as well as a comprehensive and growing games catalogue from the leading game publishers. Nokia is the world leader in mobile communications. Nokia and N-Gage are trademarks or registered trademarks of Nokia Corporation.

Media Enquiries:

Nokia, Multimedia

Communications

Tel: +358 7180 45667

Nokia, Americas

Press Desk

Tel: +1 972 894 4573

E-mail: n-gage.media@nokia.com

Nokia, Asia Pacific

Communications

Tel: +65 6723 2323

E-mail: communications.apac@nokia.com

GN Mobile A/S (GN Netcom A/S)

Amanda Metti

ABC Hill & Knowlton A/S

Tel: +45 3313 1433

e-mail: am@abchk.dk

Laura Stadler-Jensen

PR Manager, EMEA

Tel: +45 72 11 88 66

Email: lstadler@jabra.com

Heidi Adams

Marketing Director, North America

Tel: +1 (630) 442-6900

hadams@jabra.com

Agnes Tam

Marketing Manager, APAC

Tel: +852 3550 9922

atam@jabra.com

www.n-gage.com/press

www.nokia.com

For assets go to www.extranet.n-gage.com

Copyright © 2005 Nokia. All rights reserved. Nokia and N-Gage are trademarks or registered trademarks of Nokia Corporation. Some features and services are dependent on the network, supported digital content formats, the compatibility of other devices and applications, and other factors. Please refer to the user guide for more detailed information.

PRESS RELEASE

October 13, 2005

There’s only ONE ultimate fighter – exclusive beat-em-up on the N-Gage platform arrives in stores

Barcelona, Spain – Nokia and Digital Legends Entertainment today announced that the highly anticipated 3D fighting game ONE will hit stores this week.

Developed exclusively for the N-Gage platform, ONE reaches beyond the realms of other fighting games with cool beat-em-up features, extensive character customization and an online ranking system via N-Gage Arena.

Gamers will have the opportunity to create their own exclusive alter egos using the millions of customization possibilities. Players can choose from hundreds of different clothes, skin tones, accessories and body features to style their own ultimate fighter.  Once gamers are sure they have created their ideal fighting machine they can decide whether to hone their skills on the single player mode or try out their moves on fellow fighters via the two player Bluetooth connection.

Fighters that think they are hard enough can record their achievements on the N-Gage Arena online ranking system, which gives an ELO rating based on not only wins and losses, but also performance during fights.

“The release of ONE will show gamers worldwide that sophisticated fighting titles which push the boundaries in terms of innovation and playability can exist on a handheld,” says Gregg Sauter, Director, Games Publishing, Nokia. “ONE is a truly unique title.”

ONE provides gamers with fighting opportunities in fourteen real locations from around the world and with the ability to create so many different variations of fighters players will never quite know who they are up against. Fight, win, steal their skills and eventually you could become The One.

About Digital Legends Entertainment

Digital Legends Entertainment (DLE), incorporated in 2001 in Barcelona (Spain), develops innovative game concepts and breakthrough technologies for the worldwide market of digital entertainment. DLE has for an objective to leverage its cutting-edge technology, design expertise and execution excellence to become a reference for all platforms in the video game industry. Digital Legends Entertainment is a trademark of Digital Legends Entertainment S. L. More information about DLE can be found on the Internet at www.digital-legends.com.

About N-Gage

The N-Gage game deck is an innovative mobile device that is creating an entirely new market for the games industry. Built for active gamers, the N-Gage platform is the first mobile and connected game deck to feature online high-quality 3D multiplayer game play over Bluetooth wireless technology and GPRS. The N-Gage device also offers unique online games services as well as a comprehensive and growing games catalogue from the leading game publishers. Nokia is the world leader in mobile communications. Nokia and N-Gage are trademarks or registered trademarks of Nokia Corporation.

Media Enquiries:

Nokia, Multimedia

Communications

Tel: +358 7180 45667

Nokia, Americas

Press Desk

Tel: +1 972 894 4573

E-mail: n-gage.media@nokia.com

Nokia, Asia Pacific

Communications

Tel: +65 6723 2323

E-mail: communications.apac@nokia.com

www.n-gage.com/press

www.nokia.com

For assets go to www.extranet.n-gage.com

Copyright © 2005 Nokia. All rights reserved. Nokia, N-Gage and ONE are trademarks or registered trademarks of Nokia Corporation. Bluetooth is a registered trademark of Bluetooth SIG, Inc. Some features and services are dependent on the network, supported digital content formats, the compatibility of other devices and applications, and other factors. Please refer to the user guide for more detailed information.

PRESS RELEASE

October 12, 2005

New Nokia Family of Devices Targeted at the Business World

Nokia E60, Nokia E61 and Nokia E70 combine the power of 3G and WLAN with advanced voice services and mobile email applications in a variety of designs for every employee

London, UK/ New York, NY, USA - Nokia announced today the addition of three new models to its portfolio of business-optimized devices. The Nokia E60, Nokia E61 and Nokia E70 - the first of the new Nokia Eseries - are distinctively different in design and allow businesses of all sizes to mobilize their workforce. Nokia Eseries models combine attractive and easy-to-use designs that appeal to individual business users with new underlying technologies that allow IT departments to effectively manage security settings, corporate applications and data. Each of the devices is designed to accommodate must-have mobile applications needed in today’s business world like mobile email and advanced voice calling functions. The Nokia E60, Nokia E61 and the Nokia E70 will be available in the first quarter of 2006 worldwide.

The Nokia E60, Nokia E61 and Nokia E70 support today’s most popular and newly announced corporate mobile email solutions like BlackBerry Connect, GoodLink from Good Technology, Inc., Nokia Business Center, Seven Mobile Mail, Seven Always-On Mail and Visto Mobile.

The new Nokia Eseries devices are built on the latest edition of the Series 60 Platform, the world’s leading smartphone software platform. Series 60 3rd Edition together with Symbian OS v. 9.1 provide an identical application environment for the Nokia E60, Nokia E61 and Nokia E70. They include a variety of GSM frequencies and 3G (WCDMA) cellular network support for seamless roaming across different countries, as well as a range of local connectivity options such as WLAN, Bluetooth and Infrared and are USB 2.0 compatible.

The Nokia E60, Nokia E61 and Nokia E70 also feature superior voice functionality and quality when compared to other devices that combine PDA-like features with a mobile phone.  The devices support advanced voice services, such as Internet (Voice over IP) phone calls, Push to talk, and other SIP-based rich call services giving businesses a variety of ways to make it easier for employees to collaborate or respond rapidly in or out of the office. Companies deploying an Avaya or Cisco IP PBX can connect the new Nokia devices directly to their corporate phone networks, enabling functions employees have come to expect from a corporate network like four-digit dialing and assisted call answering.

“When we carefully considered the requirements of our customers when developing these devices, two clear new trends emerged: the need for IT departments’ to have a secure and manageable platform, and the need for devices to support a variety of employee preferences and different working styles,” said Niklas Savander, senior vice president of Nokia’s business device unit. “We understand what mobility means for business. These devices embody our extensive knowledge of user-focused functional design, security and cutting-edge wireless technologies. Our goal is to make it easy for our customers to choose Nokia devices for all their business mobility needs.”

The new business-optimized devices are the first in the industry to support remote device management based on OMA DM* giving the IT manager powerful tools to remotely control and protect corporate data on the device and configure devices via device wipe, device lock or task management, application management and customization, for example. Nokia’s well established competence in network security addresses strict corporate requirements covering information stored on devices, back-office systems and transmitted over networks

The Nokia E60: A classic design with unmatched voice features

The Nokia E60 provides the uncompromised look, comfort and usability of a classically designed mobile phone. Supporting an array of advanced call features from integrated speakerphone and conference calling to voice-aided applications like Push to talk, and IP-based telephony, the Nokia E60 is the best mobile device for active voice communications - in and out of the office. The Nokia E60 offers fast and flexible data connections with WCDMA enabling wide area connections and WLAN offers a cost effective option for local access. Although optimized for one-handed use, its large color screen makes email and calendar entries easy. The Nokia E60 operates in GSM900/1800/1900 and WCDMA2100 networks.

The Nokia E61: Built for mobile email

The Nokia E61 is designed in the familiar style of today’s most popular mobile email devices. Yet it is incredibly slim and packed with powerful new functionality.  A cinch to use with either hand, the device has a four-way joystick and full keyboard combined with a wide 16 million color screen making mobile email easier than ever before. Supporting multiple mobile email clients like BlackBerry Connect, GoodLink, Nokia Business Center, Seven Mobile Mail, Seven Always-On Mail, and Visto Mobile, the Nokia E61 provides seamless and encrypted mobile connectivity.  Full attachment handling (documents, spreadsheets, presentations, PDF viewer and ZIP manager) and an editing function (document, spreadsheet and presentation) are included.  The Nokia E61 also includes the same advanced business call features and IP-based telephony functions as the Nokia E60 and Nokia E70.  The Nokia E61 can send and receive emails, even when on a phone call.  The Nokia E61 operates in GSM850/900/1800/1900 and WCDMA2100 networks.

The Nokia E70: The all-in-one messaging device

At first glance, the Nokia E70 looks like a modern smartphone. Open it up and find a full messaging keyboard for fast and easy thumb typing, a generous color screen for viewing emails, plus attachments (document, spreadsheet, presentation, PDF viewer and ZIP manager) and an editing function (document, spreadsheet, presentation) for staying up-to-date with the inbox.  Like the Nokia E60 and Nokia E61, the Nokia E70 supports a common set of applications like advanced voice and email. Nokia will offer two versions of the Nokia E70 - one optimized for mobile networks in Europe and Asia (GSM900/1800/1900/WCDMA 2100) and one optimized for mobile networks in the Americas (GSM850/1800/1900), yet both versions are able to roam in GSM networks across regions.

Nokia also offers a comprehensive service portfolio for its business devices and solutions ranging from technical support to implementation, professional services and technical training.  Nokia’s services are available to better serve customers and enable successful end-to-end mobility solutions.

A complete list of Nokia E60, Nokia E61 and Nokia E70 features and technical specifications can be found at www.nokia.com/business . For further information about device and solution availability, please contact your local Nokia representative and local network operator.

Photos of the Nokia E60, Nokia E61 and Nokia E70 can be found at www.nokia.com. Video B-roll of the Nokia Eseries can be found at www.nokia.com/press/broadcastroom.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Americas

Communications

Tel. +1 972 894 4573

Email: communication.corp@nokia.com

Nokia, APAC

Communications

Tel. +65 6723 2323

Email: communications.apac@nokia.com

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

Company and product names may be trademarks or registered trademarks of the individual companies and are respectfully acknowledged.

*OMA DM is standard made by Open Mobile Alliance. For more information see www.openmobilealliance.org/

PRESS RELEASE

October 12, 2005

Atari Masterpieces Volume 1 lives on the N-Gage platform

Espoo, Finland - Nokia today announced that it has shipped Atari Masterpieces Volume 1 for the N-Gage platform.  This bumper pack includes not just one but eight classic games such as Asteroids, Battlezone, Black Widow, Millipede, Missile Command, Red Baron, Lunar Lander and Super Breakout.

Some things are better left untouched and the proof can be found here with original graphics and game play together with a host of tips and tricks. However, gamers can now revisit these old favourites while they are on the move!

For those who get their biggest thrill from showing off, gamers can upload their high scores on the N-Gage Arena, and compete worldwide for the title of retro gaming guru.  As an added bonus gamers will also have the opportunity to unlock additional Atari 2600 titles - 2600 Adventure, 2600 Surround, 2600 Video Chess and 2600 Yar’s Revenge.

 “Atari Masterpieces shows how originality can stand the test of time,” said Gregg Sauter, Director, Games Publishing, Nokia.  “Nokia has created a worldwide league table within N-Gage Arena so retro gaming enthusiasts now have a forum to tell who is truly the king of the old school.”

This collection will be followed by Atari Masterpieces Volume 2 next year.

About Infogrames Entertainment

Infogrames Entertainment (IESA), the parent company of the Atari Group, is listed on the Paris Euronext stock exchange (ISIN code: FR-0000052573) and has two principal subsidiaries: Atari Europe, a privately-held company, and Atari, Inc., a United States corporation listed on NASDAQ (ATAR).  The Atari Group is a major international producer, publisher and distributor of interactive entertainment software for all market segments and in all existing game formats (Microsoft, Nintendo and Sony) and on CD-ROM for PC. Its games are sold in more than 60 countries.  The Atari Group’s extensive catalogue of popular games is based on original franchises (Driver, Alone in the Dark, V-Rally, Test Drive, Roller Coaster Tycoon, etc.) and international licenses (Matrix, Dragon Ball Z, Dungeons & Dragons, etc.). For more information: http://www.atari.com

About N-Gage

The N-Gage game deck is an innovative mobile device that is creating an entirely new market for the games industry.

Built for active gamers, the N-Gage platform is the first mobile and connected game deck to feature online highquality

3D multiplayer game play over Bluetooth wireless technology and GPRS. The N-Gage device also offers unique online games services as well as a comprehensive and growing games catalogue from the leading game publishers.

Nokia is the world leader in mobile communications. Nokia and N-Gage are trademarks or registered trademarks of Nokia Corporation.

Media Enquiries:

Nokia, Multimedia

Communications

Tel: +358 7180 45667

Nokia, Americas

Press Desk

Tel: +1 972 894 4573

E-mail: n-gage.media@nokia.com

Nokia, Asia Pacific

Communications

Tel: +65 6723 2323

E-mail: communications.apac@nokia.com

www.n-gage.com/press

www.nokia.com

For assets go to www.extranet.n n-gage.com

Copyright © 2005 Nokia. All rights reserved. Nokia and N-Gage are trademarks or registered trademarks of Nokia Corporation.

Bluetooth is a registered trademark of Bluetooth SIG, Inc.

Some features and services are dependent on the network, supported digital content formats, the compatibility of other devices and applications, and other factors. Please refer to the user guide for more detailed information.

PRESS RELEASE

October 12, 2005

Nokia and Tribeca Film Festival Screen 2005 Short Films Made by Festival Jury Members

Festival to Debut Movies Made Using Nokia 6682 Imaging SmartPhone

New York, NY, USA – Today Nokia, in conjunction with the Tribeca Film Festival, will present a series of short films created by the 2005 Tribeca Film Festival Jury members using the Nokia 6682 imaging smartphone. In addition to the jury shorts, Festival co-founder Jane Rosenthal along with documentary filmmakers John Kirby and Libby Handros (The American Ruling Class) also created an original work. The shorts created using the Nokia 6682 imaging smartphone will be available for viewing online at: www.nokia.com/shortfilms.

The films, produced during the Festival by Darren Aronofsky, Sheryl Crow, Griffin Dunne, Mitch Glazer, Mirsad Purivatra and Francoise Romand of the Narrative Feature jury; Dwight Brown, Alan Cumming, Jennifer Reeves, Amy Sacco, Ingrid Sischy and Peter Travers of the Made in New York Narrative Feature jury; Serena Altschul, Scott Crary, Jack Rosenthal, David Sterritt, and Armond White of the New York Loves Film Documentary Feature Jury; and Jeff Bezos, Damon Dash, Teri Hatcher, Anthony Mackie and Tom Wolfe of the Short Film jury, will be shown at an exclusive screening hosted by Nokia and the Festival.

This is the first year Nokia has cooperated with the Tribeca Film Festival and integrated their advances in mobile imaging into the Festival’s activities. “During the festival Nokia brought entertainment and mobility closer together. We are excited to screen these shorts as well as continue this great relationship with Nokia,” said Craig Hatkoff, co-founder of the Tribeca Film Festival. “Not only can Nokia’s technology be used in the hands of our jurors but it helps to inspire and unearth future filmmakers by putting the means for creativity in their palms.”

“Nokia is excited to be an integrated part of the filmmaking process in this year’s Festival,” said David Watkins, Director of Imaging at Nokia.  “Screening films for 11 days, the jury groups were able to create their shorts on-the-go, when inspiration hit, with the use of our devices.  The experience truly brought to life our philosophy of connecting people to their passions.”

With up to 1 hour video capture and on-the-device video-editing capabilities, the Nokia 6682 imaging smartphone lets the user to become director, editor, producer - in essence, a filmmaker. Also showcased at the event is Nokia’s flagship imaging device, the Nokia N90, which includes a 2MP camera, exclusive Carl Zeiss Optics and dedicated capture and zoom keys with up to 8x digital zoom for video recording for convenient one-hand operation.

About Tribeca Film Festival

The Tribeca Film Festival was founded in 2002 by De Niro, Rosenthal, and Hatkoff as a response to the attacks on the World Trade Center. Now entering its fifth year, the Festival’s mission is to promote New York City as the world’s independent film capital and to foster the economic and cultural revitalization of Lower Manhattan through an annual celebration of film, music, and culture. For more information, please visit www.tribecafilmfestival.org.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry.  Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses.  Nokia provides equipment, solutions and services for network operators and corporations.  www.nokia.com

Media Enquiries:

Ketchum, for Nokia

Scott Wimbush

Mobile: (917) 319-6246

Office: (646) 935-4117

scott.wimbush@ketchum.com

Rubenstein Communications, for Tribeca Film Festival

Tammie Rosen

Mobile: (917) 797-4694

Office: (212) 843-8008

trosen@Rubenstein.com

PRESS RELEASE

October 11, 2005

Nokia to support GSM technology on 450 MHz frequency band for mobile phones

Espoo, Finland - Nokia today underlined its interest in GSM technology on the 450 MHz frequency band. Nokia believes that a GSM450 frequency is a viable solution in providing affordable handsets and mobile voice-centered services to new growth areas with a low teledensity. For regions licensing a 450 MHz frequency band, GSM technology can provide a cost conscious alternative and thus enable mobile communications for a broad consumer base in very price sensitive markets.

“Nokia believes that reducing the total cost of ownership for both affordable handsets and mobile voice services are the key when it comes to reaching the next billion consumers in new growth markets,” says Søren Petersen, Senior Vice President, Nokia Mobile Phones. “The GSM450 frequency can provide a way of giving consumers and operators a choice in taking full advantage of the affordability of GSM technology.”

Nokia previously stated it expects the mobile subscriber base to reach three billion by 2010. This growth will be significantly fueled by markets which currently have a low mobile penetration rate.  With the right combination of mobile phones, network solutions, services and a regulated environment, Nokia envisions a mobile landscape where operators can profitably offer mobile services to a broader range of consumers for as little as USD 5 per month.

Nokia GSM handsets, such as the recently introduced Nokia 2652 and the Nokia 1600 (for GSM 900/1800/1900), are very popular in entry markets. Potentially Nokia products could bring the benefits of GSM technology to markets that are planning to license the 450MHz frequency band,

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Mobile Phones

Communications

Tel. +358 7180 40549

Nokia

Communications

Tel. +358 7180 34900

www.nokia.com

PRESS RELEASE

October 11, 2005

Nokia Introduces Carbide.c++, New Family of Development Tools for Symbian OS

Carbide.c++ delivers developer productivity across entire Symbian ecosystem, leverages open-source Eclipse framework to encourage innovation and improve efficiency

London, UK/Espoo, Finland - Nokia (NYSE: NOK), the global leader in mobility, today launched the next generation of Symbian OS™ development tools, Carbide.c++ , in an initiative designed to rapidly expand the mobile development community working with Symbian OS (operating system), the global industry-leading operating system for smartphone devices.

The new Carbide.c++ unifies Nokia’s developer tools offering, providing a tiered family of products which offer flexibility to developers at all levels and in all segments of the Symbian ecosystem – from professionals needing powerful debugging support for hardware creation to the novice seeking entry-level access to Symbian application development.

Carbide.c++, developed in cooperation with Symbian and announced today at The Smartphone Show, is built on Eclipse, the rapidly evolving open-source integrated development environment framework designed to encourage software tool innovation. The new family of Carbide .c++ developer tools launched here today includes:

• Carbide.c++ Professional Edition, designed for professional Symbian OS developers who focus on Symbian device development and high performance applications and require early access to next-generation Symbian OS support and technical specifications;

• Carbide.c++ Developer Edition, offering a new graphical Rapid Application Development (RAD) tool to ease C++ development for both Series 60 and UIQ mobile platforms, meeting the requirements of advanced-level application developers by providing improved productivity tools for application development and debug on Symbian OS devices; and,

• Carbide.c++ Express, an entry-level tool available for download at no cost and designed to invite all programmers to explore Symbian OS, providing a complete set of application development tools needed to target the Series 60 and UIQ SDKs and to build and deploy applications to devices.

“Nokia’s new family of Carbide.c++ developer tools offers developers an integrated tool chain for developers of smartphone hardware and advanced mobile applications based on Symbian OS,” said Heikki Koivu, Director, Development Tools, Nokia. “With the Carbide tools launch, Nokia underscores its commitment to bring premium development products to the rapidly growing universe of developers working across the entire Symbian ecosystem.”

Symbian OS is the industry leading standard for open smartphone operating systems. Symbian OS is licensed to all leading handset manufactures including Arima, BenQ, Fujitsu, Panasonic, Lenovo, LG Electronics, Mitsubishi, Motorola, Nokia, Samsung, Sharp, Siemens and Sony Ericsson. During the first half of 2005, more than 14.5 million devices were sold to more than 200 network operators worldwide. The worldwide installed base of Symbian OS mobile phones exceeds 39 million devices.

The new Carbide brand of developer tools provides a single identity for all Nokia’s developer tool offerings. Carbide.c++ is the natural evolution of Nokia’s CodeWarrior for Symbian OS suite of development tools, providing a modern IDE with excellent usability mated to powerful Symbian OS debugging created by Nokia’s Symbian OS development tools team.

All CodeWarrior for Symbian OS customers have a clear and consistent migration to Carbide. Advanced developers working with CodeWarrior Personal Edition will migrate to Carbide.c++ Developer Edition. CodeWarrior Professional and OEM Edition developers will easily migrate to Carbide.c++ Professional. Developers working with CodeWarrior OEM Edition’s JTAG debugging will be offered an optional OEM plug-in to the Carbide.c++ Professional Edition, maximizing the flexibility for customers to acquire and configure Carbide tools according to their needs.

Carbide.c++ Express is designed to attract new developers to the Symbian OS community via the popular Eclipse IDE bundled with no-cost C++ Symbian OS development tools, lowering many barriers for large numbers of novice developers, students, academics, and evaluators to begin developing on Symbian OS.

Nokia’s introduction of Carbide tools provides additional value to its existing tools customers by combining Nokia’s leadership in mobile products and development resources with a new ability to leverage the large developer community that has rapidly congregated around the Eclipse IDE. Nokia has joined the Eclipse foundation as a strategic developer with a commitment that mobile development becomes a core part of the Eclipse promise to software developers.

The entry-level Carbide.c++ Express tool will be available for free download in the first quarter of 2006 at Forum Nokia, UIQ, Symbian and Symbian licensee websites. Carbide.c++ Developer Edition will be available in the second quarter of 2006 from Forum Nokia’s webstore for 299€. Schedules for Carbide.c++ Professional Edition and other Carbide products will be announced separately with shipments expected to commence through the second half of 2006.

Nokia’s Carbide.c++ Express will be showcased Oct. 11-12 at the Symbian Developer Community booth (#126) on the exhibition floor at The Smartphone Show at London’s ExCeL Centre. Further information on the Carbide family of developer tools can be found online at www.forum.nokia.com/carbide.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com .

About Forum Nokia

Nokia’s global developer program, Forum Nokia connects developers to tools, technical information, support, and distribution channels they can use to build and market applications around the globe. From offices in the U.S., Europe, Japan, China, and Singapore, Forum Nokia provides technical and business development support to developers and operators to assist them in achieving their goal of successfully launching applications and services to consumers and enterprises. More information is available at www.forum.nokia.com ..

Trademarks:

All trademarks and registered trademarks are the property of their respective owners.

Media Enquiries:

Nokia Corporate Communications

Global Developer Program

Charles Chopp

Nokia Americas

Tel. +1 972 894 4573

Email: communication.corp@nokia.com

Nokia

Technology Communications

Tel. +358 7180 36376

PRESS RELEASE

October 11, 2005

Nokia Expands Support for Advanced Smartphone Application Development Companies

New Forum Nokia PRO Symbian Zone Provides Exclusive Access to Technical Resources

London, UK/Espoo, Finland - Nokia (NYSE: NOK), the global leader in mobility, today launched an early access support program to further assist companies developing applications for the growing global market for Symbian OS™-based smartphones, including the popular Series 60 Platform. The new Forum Nokia PRO Symbian Zone, created and managed in cooperation with Symbian, will enable advanced developer companies to have leading edge smartphone technology reference material at their fingertips, helping to rapidly create applications for the next generation of devices.

Forum Nokia PRO Symbian Zone joins two other specialized developer offerings launched earlier this year, the Forum Nokia PRO Enterprise Zone and PRO Network Zone. Forum Nokia PRO, Nokia’s fee-based support program that counts more than 400 of the world’s leading development companies as members, will administer the new program through its Americas, EMEA and Asia regional operations.

Forum Nokia PRO Symbian Zone members will benefit from reduced development time and costs as a result of close cooperation with Nokia and Symbian. One of the primary advantages of membership is exclusive, early access to regular updates of the latest Symbian OS Library for Application Developers, a newly developed resource containing the most up-to-date Symbian OS API documentation. Beginning today all Forum Nokia PRO Symbian Zone members will have access to:

• A comprehensive introduction to the latest Symbian OS release

• System overviews

• C++ API Guide – including overviews by subsystems of all key APIs

• Symbian OS Reference – the definitive source of reference information for all Symbian OS C++ APIs

“Series 60 and Series 80 are the fastest growing developer platforms in the Symbian OS-based smartphone market, presenting an enormous opportunity for the community of registered Forum Nokia developers, today more than two million strong,” said Lee Epting, vice president in charge of Forum Nokia. “By working with Symbian to offer intensive support to developers, we can help them to take full advantage of this major opportunity, just as next generation Series 60 devices begin to become available to the mid-level market.”

“The Forum Nokia PRO Symbian Zone is an exclusive opportunity created by Symbian and Nokia for members of the PRO community to gain access to the new Symbian OS Library for Application Developers online. Forum Nokia PRO members can now license this Symbian OS Library - for free - well ahead of its commercial availability in a mobile phone SDK, which can significantly contribute to reducing their time to market,” said Bruce Carney, Head of Developer Marketing and Services, Symbian.

Access to the Forum Nokia PRO Symbian Zone is free to Forum Nokia PRO member companies who sign a Symbian Affiliate Program license agreement through the Forum Nokia PRO site with Symbian. The PRO Symbian Zone is part of Nokia’s continued commitment to provide relevant, personalized services for PRO member companies.

Developers interested in the Forum Nokia PRO program and the new specialized support Zones, can receive complete information and access membership applications by visiting, www.forum.nokia.com/pro.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com.

About Forum Nokia

Nokia’s global developer program, Forum Nokia connects developers to tools, technical information, support, and distribution channels they can use to build and market applications around the globe. From offices in the U.S., Europe, Japan, China, and Singapore, Forum Nokia provides technical and business development support to developers and operators to assist them in achieving their goal of successfully launching applications and services to consumers and enterprises. More information is available at www.forum.nokia.com.

Trademarks

All trademarks and registered trademarks are the property of their respective owners.

Media Enquiries:

Nokia Corporate Communications

Global Developer Program

Charles Chopp

Nokia Americas

Tel:  +1 972 894 4573

Email: communication.corp@nokia.com

Nokia

Technology Communications

Tel. +358 7180 73559

PRESS RELEASE

October 6, 2005

N-Gage Academy teaches mobile phone users to download and share games

Espoo, Finland – Nokia has launched an on-line campaign, N-Gage Academy, to teach mobile phone users how to download and share games. The campaign enables customers with a selected Nokia phone to order a fun mini-game free of charge, and share the game via Bluetooth connection with another compatible Nokia mobile phone.

Gerard Wiener, Vice President, Games Business Program, Nokia said, “The N-Gage Academy located only at N-Gage.com, is our way of showing how easy it is to download games onto your Nokia mobile phone.” Wiener continued, “Gamers can also send the mini-game to their friends by Bluetooth. The N-Gage Academy campaign shows everyone that mobile gaming is fun and that everyone can play. This is also something we want to do with our next generation of mobile gaming on Nokia smartphones – with fantastic gaming quality!”

Visitors to the N-Gage Academy (http://www.n-gage.com/academy) can simply send a mini-game to another compatible Nokia mobile phone, either by WAP/GPRS settings or, by downloading the mini-game ZIP file to a personal computer for transfer by Bluetooth or MMC, with at least 2MB of memory.

The game is presented by N-Gage QD, the gamers phone and can also be played and sent virally from N-Gage.com to a friend’s PC.

About N-Gage

The N-Gage game deck is an innovative mobile device that is creating an entirely new market for the games industry. Built for active gamers, the N-Gage platform is the first mobile and connected game deck to feature online high-quality 3D multiplayer game play over Bluetooth wireless technology and GPRS. The N-Gage device also offers unique online games services as well as a comprehensive and growing games catalogue from the leading game publishers. Nokia is the world leader in mobile communications. Nokia and N-Gage are trademarks or registered trademarks of Nokia Corporation.

Media Enquiries:

Nokia, Multimedia

Communications

Tel: +358 7180 45667

Nokia, Americas

Press Desk

Tel: +1 972 894 4573

E-mail: n-gage.media@nokia.com

Nokia, Asia Pacific

Communications

Tel: +65 6723 2323

E-mail: communications.apac@nokia.com

www.n-gage.com/press

www.nokia.com

Copyright © 2005 Nokia. All rights reserved. Nokia and N-Gage are trademarks or registered trademarks of Nokia Corporation. Bluetooth is a registered trademark of Bluetooth SIG, Inc.  Some features and services are dependent on the network, supported digital content formats, the compatibility of other devices and applications, and other factors. Please refer to the user guide for more detailed information.

PRESS RELEASE

October 5, 2005

Nokia and Symantec to collaborate in enhancing security for smartphones

Cupertino, CA, USA / Espoo, Finland – Nokia and Symantec Corporation (Nasdaq: SYMC) today announced that the two companies have signed an agreement that enables Nokia to provide its Series 60 based smartphones with Symantec Mobile Security. Through this agreement, Nokia will be able to preload their Series 60 and Symbian OS based mobile devices with Symantec’s mobile security solutions, offering increased protection for consumer and business users against mobile malware threats.

“As the leading mobile device manufacturer, Nokia is determined to be active in the development of security controls and preventive measures against malware. The collaboration with Symantec, the leading security solution provider, is another step in our aim to bring the most advanced security features into Series 60 based devices,” says Matti Vänskä, Director, Nokia Technology Platforms.

As smartphone purchasing and usage become more prolific Nokia and Symantec want to offer security solutions that will help protect personal information, such as contact databases, stored on smartphones in addition to connected networks.

“Mobile devices are changing the way consumers and businesses live and work,” said Sarah Hicks, Vice President of mobile and wireless solutions, Symantec Corp.  “As more and more data, including financial and personal details, are being stored on mobile devices, they are increasingly at risk to malware threats. This agreement with Symantec allows Nokia to provide key security features to the Series 60 Platform and Series 60 based smartphones.”

Symantec has been working with Nokia for more than two years to develop mobile security technology and systems for mobile devices. The new agreement strengthens the existing relationship by enabling Nokia to provide increased protection for the smartphones running the Series 60 Platform. The agreement also will enable the other Series 60 licensees to evaluate and test Symantec’s mobile security solutions for their Series 60 based smartphones.

About Symantec Mobile Security

Symantec Mobile Security for Symbian OS is an integrated security client that protects smartphones from wireless threats. As mobile phones acquire more computer-like capabilities, they also become more vulnerable to viruses and hackers. Symantec Mobile Security for Symbian OS protects against those risks. The software starts safeguarding a phone as soon as it is installed, automatically turning on virus protection and closing vulnerable ports. Symantec virus protection defends against viruses, worms, and Trojan horses, automatically removing any it finds.

The AutoProtect feature runs continuously in the background, watching for malicious code in SMS, EMS, MMS, HTTP, and email files. Users can also manually scan applications and file archives.  Additionally, a built-in firewall blocks suspicious incoming and outgoing connection attempts on the phone’s LAN/WAN connection. Symantec LiveUpdate Wireless technology makes it easy to stay protected against new threats by downloading software and protection updates over the wireless network.

About Symantec

Symantec is the world leader in providing solutions to help individuals and enterprises assure the security, availability, and integrity of their information.  Headquartered in Cupertino, Calif., Symantec has operations in more than 40 countries. More information is available at www.symantec.com.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com.

Media Inquiries:

Nokia

Technology Communications

Tel. +358 7180 28244

Nokia, Americas

Media relations

Tel. +1 914 3680423

E-mail: communication.corp@nokia.com

Symantec Corporation

Linda Smith Munyan

Tel. +1 415 7382686

E-mail: Linda_s_Munyan@symantec.com

Symantec, the Symantec logo, VERITAS, and the VERITAS logo are trademarks or registered trademarks of Symantec Corporation or its affiliates in the United States and certain other countries. Other company and product names are be trademarks or registered trademarks of the individual companies and are respectfully acknowledged.

PRESS RELEASE

October 5, 2005

Nokia and CTi Móvil sign expansion deal for GSM/EDGE networks in Argentina

Project delivers the first Release 4 MSC Server to Argentina, enabling CTI Móvil´s future transition into 3G in one of the fastest growing markets globally.

Espoo, Finland - Nokia and CTi Móvil Argentina have signed a deal for the expansion of GSM/EDGE networks to Argentina, including large investments to all regions of the country. The expansions are to be implemented before end of 2005, and deliveries have already begun.

In this latest expansion with Nokia, CTi Móvil, part of the América Móvil group, will increase its GSM/EDGE capacity to serve massive subscriber growth. The expansion will also improve the quality of service, as CTi Móvil has set the highest targets for the standard of quality for its subscribers. CTi Móvil continues its investments into 2006, and Nokia is fully committed to support CTi Móvil in its objective to continue providing the highest quality mobile services in Argentina.

In addition to GSM/EDGE radio technology, Nokia is supplying the latest 3GPP Release 4 MSC Server mobile softswitching technology. This is the first Release 4 MSC Server delivery to Argentina, and prepares the CTI Móvil network for the entry of 3G technology. Nokia will also provide a wide range of services, including project management, and implementation, planning and optimization services for fast rollout of the network expansion. Also included are care, hardware and training services, as well as operations support services to keep the solution running at peak performance. The system is supported by the Nokia NetAct™, the only fully featured, multi-vendor, multi-technology operations support system on a single platform.

The implementation of the most modern switching technology has so far been carried out in the regions of Buenos Aires, Neuquen, Junin, Rosario, San Vicente and Cordoba as the first steps toward rolling out this technology all over Argentina.

Nokia remains the main supplier of GSM/EDGE radio network equipment to CTi Móvil Argentina, and also delivers the latest switching technology to CTI Móvil’s networks in Argentina, Uruguay and Paraguay, including also the Nokia MSC Server to Paraguay.

“We are delighted to continue our successful cooperation with CTi Móvil in supporting its tremendous investment project into Argentina, one of the most dynamic markets in Latin America,” says Fernando Terni, Vice President, Latin America, Networks, Nokia. “This expansion is further evidence of América Móvil group’s faith in Nokia’s ability to deploy and implement GSM/EDGE equipment of the highest standard.”

About CTi Móvil

CTi Móvil is the first mobile telephony compamy in Argentina with nationwide coverage. The company is a 100% subsidy of América Móvil S.A, the main supplier of wireless services in Latin America with operations in various countries of the American continent and more than 61 million subscribers.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

October 5, 2005

Nokia to trial Fixed Mobile Convergence solutions with Telemar Oi in Brazil

Espoo, Finland - Nokia has signed a Memorandum of Understanding (MoU) with Brazilian telecommunications giant Telemar Oi to begin trials of Nokia’s Fixed Mobile Convergence solutions.  The Nokia Fixed Mobile Convergence solutions can leverage Telemar’s current fixed network to create a converged packet based domain for fixed and mobile services.  Telemar operates the largest fixed network in South America, with around 15 million subscribers, as well as the Oi branded mobile network, which currently caters to around 8 million subscribers.

The trial employs a comprehensive Nokia end-to-end solution for unified core and converged access networks, as well as Nokia terminals providing multimedia and VoIP services for both mobile and fixed customers.  The Nokia unified core includes the Nokia IP Multimedia Subsystem (IMS), for voice calls and multimedia services, the Nokia VoIP Server, and the Nokia MSC Server System (MSS).  The agreement also includes testing of the Nokia Unlicensed Mobile Access (UMA) solution for extending the potential of fixed broadband networks.

“At Telemar Oi, we have been a pioneer in GSM in Brazil and have already successfully launched integrated service packages for our fixed and mobile residential customers,” says Alberto Blanco, marketing director of Telemar Group.  “This convergence trial is a natural extension of that and is an important part in our vision for the future in driving growth in our businesses.”

“We are delighted to be working with Telemar Oi on this end-to-end convergence trial to address emerging opportunities for combining fixed and mobile services in Brazil,” says Olli Oittinen, Vice President, Networks, Nokia.  “Nokia is trialing its converged solutions with many leading operators worldwide, providing powerful solutions for consumer and corporate, fixed and mobile networks, in what is shaping up to be a new chapter in this industry.”

The Nokia IMS solution provides the service machinery for enriching communications in converging fixed and mobile networks.  It enables SIP-based multimedia services, such as video sharing and push to talk, in addition to voice services for fixed, cellular and multiradio terminals, as well as for PCs.

The Nokia VoIP Server, a key part of the Nokia IMS solution, supports the convergence of legacy voice and VoIP communications by allowing Telemar Oi to offer mobile telephony services, such as Caller ID and SMS, to VoIP customers.

The Nokia MSC Server, the world leading 3GPP Release 4 based voice solution, is currently deployed in Telemar Oi’s commercial mobile network, as part of an earlier contract.  Nokia has been the main GSM network supplier to Oi since 2001.

About Telemar Group

The Telemar Group is the biggest private company in the country.  It’s focused on the offering of integrated solutions; Telemar offers local calling services, long distance, wireless, data communication, a helpline and the Internet.

The company holds the concession to operate the local fixed telecommunication network and the authority to offers wireless services with Oi in Region I, which includes 16 northern, northeastern and southeastern states.

Besides this, the company acts in all national territory and provides data communication and long distance services since June 2002, when it anticipated the universal standards and received authorization to act throughout Brazil with code 31, which was launched regionally in 1999.

The Telemar Group has established a single brand in Internet and mobile segments with its own ISP Oi Internet, launched in February 2005.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

October 4, 2005

Top photographers spearhead Nokia Nseries See New Competition

Five of the world’s best photographers to lead the most ambitious mobile photography competition ever undertaken

Espoo, Finland – Internationally renowned photographer, Juergen Teller; leading American photographer, Philip-Lorca DiCorcia; award winning London-based photographer, Nick Waplington; Raghu Rai, one of India’s most respected documentary photographers and Jiancheng Dong, a prominent landscape and documentary photographer from China are heading up the Nokia Nseries See New Competition which is launched today.

The competition lays down the challenge to aspiring photographers around the world to ‘shoot new’ – capturing something from a different angle or something never previously photographed – using a megapixel camera phone. To inspire people to enter, the stellar line-up of professional photographers have themselves been shooting new using the Nokia N90 advanced imaging device. More than 60 brand new images from these photographers can be viewed at www.seenew.com, Nokia Nseries’ online community for mobile photography enthusiasts.

And the five photographers aren’t just inspiring entrants with their images, they’ll also be judging entries and offering a money can’t buy prize: the chance to spend a day with them assisting on photoshoot.

“After pioneering the concept of mobile photography, we’re now pioneering an exciting new photography challenge,” said Pekka Rantala, Senior Vice President, Multimedia Marketing, Nokia. “The See New Competition is designed to encourage people to explore the possibilities of camera phone photography and uncover new photography talent from around the world. It’s a unique competition both in terms of the caliber of professional photographers involved and by its global scale.”

Commenting, Nick Waplington said: “Photography as a medium has developed to the point where it’s around us, in all manners, at all times. Camera phones have played a big part in this, pushing the boundaries of when and how so there are many more opportunities to shoot new.”

The competition is open to anyone over the age of 18 with a megapixel camera phone. Deadline for entries is 16 December 2005. Full terms and conditions can be found at www.seenew.com.

The Nokia N90 is the flagship camera product in the Nokia Nseries range of high performance multimedia devices. Packed with advanced camera features to capture great quality photos, the Nokia N90 is the first mobile device in the world to feature superior Carl Zeiss optics plus there’s a two megapixel camera with autofocus and 20x digital zoom, integrated flash, macro mode for sharp close-ups and high quality video capture with on-device editing capabilities.

About Nokia Nseries

Nokia Nseries is a range of high performance multimedia devices that delivers unparalleled mobile multimedia experiences by combining the latest technologies with stylish design and ease of use. With Nokia Nseries products, consumers can use a single device to enjoy entertainment, access information and to capture and share pictures and videos, whenever and wherever they want.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 38194

A selection of images taken by the photographers for the See New project are available for media use. Images and usage guidelines can be obtained from:

seenewcompetition@redconsultancy.com

Tel.  +44 207 025 6440 / +44 207 025 6539

PRESS RELEASE

October 3, 2005

Nokia mobilizes fixed operators with convergence solutions at Broadband World Forum 2005

Introducing the Nokia VoIP Server to provide IP voice service in fixed and mobile networks.

Espoo, Finland - At Broadband World Forum 2005 in Madrid, Nokia reinforces its leadership in the convergence of fixed and mobile networks with a comprehensive portfolio of solutions for operators and service providers, including the Nokia VoIP Server for IP-based voice service.

The Fixed-Mobile Convergence (FMC) solution that Nokia is showcasing in Madrid offers fixed, mobile and hybrid operators a smooth evolution from today’s networks to the next-generation networks of tomorrow.  The end-to-end Nokia FMC solution enables wireline operators to offer new services and connectivity within the fixed network domain.  It gives subscribers the means to enjoy the same service experience independent of access, such as fixed networks, DSL, cellular or WLAN and UMA.

As a further enhancement to this strong offering, the Nokia VoIP Server widens the Nokia Unified Core Network portfolio of solutions with a carrier-grade, standards-based solution for providing voice over IP services in converged networks.  The Nokia VoIP Server is currently being trialled by a number of key operators and will be available for volume deployments in the first half 2006.

“Service providers in this changing business environment are looking for ways to increase revenue and efficiency, reduce customer churn and create a strong market position,” says Jussi Ilmarinen, Director, Convergence Marketing & Sales, Networks, Nokia.  “The ubiquitous uptake of broadband services is opening new opportunities for the use of VoIP.  Fixed operators can leverage their competitive advantage by rolling out VoIP on top of broadband, while adding mobility to differentiate their offering.  They can also modernize their networks with a solution that provides a smooth evolution path to multimedia services.”

“At the same time, mobile operators can implement VoIP and thereby transform their existing network and voice services into a unified offering across mobile and broadband domains,” he adds “Nokia’s Fixed-Mobile Convergence solution, including the Nokia VoIP Server, is an ideal way for operators to make the most of these emerging opportunities.”

The Nokia VoIP Server is compliant with the standardization work done by 3GPP and ETSI TISPAN. This enables convergence of legacy voice and SIP-driven VoIP, independent of access.  With the Nokia VoIP Server, fixed and mobile operators can offer VoIP to their customers with supplementary services such as Caller ID and SMS text messaging.

The Nokia VoIP Server can be implemented as a stand-alone solution in fixed networks as a first step toward convergence.  Alternatively, it can also be deployed as an application server within the IMS framework.   The Nokia VoIP Server fully complements the Nokia IMS solution, which enables SIP-based multimedia services, such as video sharing, in addition to voice services and a unified communications experience using both wireless and wireline packet access networks.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com.

Media Enquiries:

Nokia, Networks

Communications

Tel. + 358 (0) 7180 38379

Nokia

Communications

Tel. +358 (0) 7180 34900

E-mail: press.office@nokia.com

Notes to the editor:

With the multiaccess solutions, unified core network, OSS, multimedia services, service and network integration, as well as world-class devices, Nokia is well positioned to make the promise of convergence a business reality in this industry.

Fixed Mobile Convergence brings consumers improved personalized services and mobility across wireline and wireless networks, as well as possibilities for enhanced coverage and quality.  In addition, cost-saving and revenue-generating opportunities can be realised.  Nokia is involved in a number of trials of convergence solutions with leading operators.  Several other trials are ongoing, including multiaccess trials with Nokia equipment compliant with Unlicensed Mobile Access (UMA) standards.

IP Multimedia Subsystem (IMS) and Session Initiation Protocol (SIP) are the key enablers of service convergence between different access technologies.  The Nokia end-to-end IMS solution enables fixed and mobile operators to deploy IP-based person-to-person multimedia services in 2G and 3G networks.

It brings a major new capability to existing networks by allowing terminals to establish IP sessions between each other, which in turn enables a wide range of multimedia communication services and interactive applications, such as video sharing, in addition to voice services.  SIP technology makes IP-based person-to-person services possible.

The MSC Server Solution optimizes networks by enabling an operator to concentrate call control to centralized premises, while distributing switching functions to locations close to traffic hot spots — reducing the cost of building and operating mobile networks.

The Nokia UMA solutions allows operators to complement GSM coverage by offering GSM services via WiFi hot-spots as well as in home and office WLAN environments. In such hot spots, users with WLAN-capable GSM phones, can enjoy normal GSM voice, data and supplementary services.

PRESS RELEASE

October 3, 2005

T-Mobile Hungary launches push to talk over GSM and 3G with Nokia solution

Espoo, Finland - T-Mobile has commercially launched Hungary’s first push to talk service, using a Nokia solution. The service is available in T-Mobile Hungary’s 2G and 3G networks.

With push to talk, people can use their mobile phones like walkie-talkies, communicating with a selected group or with individuals at the push of a button. Both business and private users can benefit from this simple, direct communication. Push to talk is especially suited for cases where users need to communicate occasionally but repeatedly with the same group or individual.

“We are pleased that T-Mobile Hungary has selected Nokia as the provider of its push to talk service,” said Robin Lindahl, Vice President, Nokia Networks. “In providing the Nokia Push to talk solution to T-Mobile Hungary, we are showing our commitment to introducing new services over 3G as well as GSM, and strengthening our position as a leader in push to talk worldwide.”

The deal is part of an international frame agreement, signed in 2004, under which T-Mobile International, one of the leading mobile communication operators worldwide, has chosen the Nokia Push to talk over Cellular (PoC) network solution.

Nokia’s end-to-end push to talk solution offers a full feature set, and it will be compliant with the upcoming OMA standard. Nokia’s solution is compatible with the IP multimedia subsystem as standardized in 3GPP, and it will be capable of supporting various push-to-media, such as video.  With 39 commercial contracts with GSM operators, and more than 30 operator trials ongoing, Nokia is leading the market for Push to talk over Cellular in GSM.

About T-Mobile Hungary

T-Mobile Hungary Telecommunication Company Ltd. – as a market leader with its 4 million subscribers – provides quality GSM services at frequencies 900 and 1800 MHz throughout Hungary. The company won a 15-year UMTS licence granted by the National Communications Authority. The company was the first in Hungary to launch commercial 3G services, such as video-phoning. T-Mobile Hungary offers unique and leading-edge solutions for its subscribers, as the leading provider in the field of innovation. The company is committed towards multimedia, which was shown on 18 April 2002, when T-Mobile Hungary was the first GSM operator in the world to launch overall commercial MMS services. The company was also the first to enable Mobile Banking in Europe; and WAP, GPRS and Mobile Office in Hungary. T-Mobile Hungary is a member of Magyar Telekom Group.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

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E-mail: press.office@nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1, 2005		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel